Filed pursuant to Rule 253(g)(2)

File No. 024-11487

OFFERING CIRCULAR DATED AUGUST 31, 2021

STARTENGINE CROWDFUNDING, INC.

3900 WEST ALAMEDA AVENUE, SUITE 1200

BURBANK, CALIFORNIA 91505

800-317-2200

We are offering up to 4,888,888 shares of Common Stock, including up to 1,666,666 shares of Common Stock to be sold by selling stockholders and up to 814,814 bonus shares, on a "best efforts" basis. (1)

SEE “SECURITIES BEING OFFERED” AT PAGE 38

	Price to Public	Underwriting discount and commissions		Proceeds to issuer (3)	Proceeds to other persons (4)
Per share	$13.50	$0.0405	(2)	$13.4315 (2)	$13.50
Total Maximum	$55,000,000	$165,000	(2)	$32,335,000	$22,500,000

(1)           The company is offering up to 2,407,408 shares of Common Stock, plus up to 481,481 additional shares of Common Stock eligible to be issued as Bonus Shares (as defined in this Offering Circular) to investors based upon investment level; see “Plan of Distribution and Selling Stockholders.”

(2)           Other than in the State of Florida, the company has not engaged commissioned sales agents or underwriters. The company has engaged Dalmore Group, LLC, member FINRA/SIPC (“Dalmore”), to perform administrative and compliance related functions in connection with this offering, but not for underwriting or placement agent services in the State of Florida. The company has agreed to pay Dalmore a one-time advance payment fee of $5,000, a one-time consulting fee of $35,000 as well as a 3% commission on the aggregate amount raised by the company from Florida. The company will pay Dalmore’s fee for shares sold on its behalf as well as shares sold on behalf of selling stockholders. We have assumed 10% of the offering will be sold in Florida; to the extent the actual amount differs from our assumption the commission would increase or decrease accordingly. See “Plan of Distribution and Selling Stockholders.”

(3)           Does not include expenses of the offering or reflect the Owner’s Discount; see “Plan of Distribution and Selling Stockholders.” The commission calculation reflects the fact that the company will pay Dalmore’s fee for shares sold on its behalf as well as shares sold on behalf of selling stockholders.

(4)           The selling stockholders are offering up to 1,666,666 shares of Common Stock, plus up to 333,333 additional shares of Common Stock eligible to be issued as Bonus Shares. The proceeds represent amounts to be paid to the selling stockholders listed in this Offering Circular. See “Plan of Distribution and Selling Stockholders.”

The minimum investment amount for Common Stock is $500.

The company is seeking to raise up to $55,000,000 from the sale of Common Stock, which represents the shares available to be offered as of the date hereof out of the rolling 12-month maximum offering amount of $75 million. All investors will be required to purchase securities pursuant to a subscription agreement  which appears as an Exhibit to the Offering Statement of which this Offering Circular forms a part, and which is irrevocable. This contains exclusive forum and jury waiver provisions which are similarly irrevocable; see “Risk Factors,” “Securities Being Offered – Common Stock – Forum Selection Provision,” and “Plan of Distribution and Selling Stockholders – Jury Trial Waiver.” Investors in Common Stock in this offering will be required to grant a proxy to vote their shares to the company’s Chief Executive Officer; see “Risk Factors” and “Securities Being Offered – Common Stock – The Proxy.” This means voting control of the company will remain in the hands of the company’s Chief Executive Officer and its Chairman. See “Security Ownership of Management.”

This offering will terminate at the earlier of the date at which the maximum offering amount has been sold or the date at which the offering is earlier terminated by the company at its sole discretion. At least every 12 months after this offering has been qualified by the United States Securities and Exchange Commission (the “SEC”), the company will file a post-qualification amendment to include the company’s recent financial statements.

The offering is being conducted on a best-efforts basis without any minimum target. The company has engaged Prime Trust, LLC of Nevada as an escrow agent (the “Escrow Agent” or “Prime Trust”) to hold funds tendered by investors. We may hold a series of closings at which we receive the funds from the escrow agent and issue the shares to investors. We may undertake one or more closings on a rolling basis. After each closing, funds tendered by investors will be available to us, and since there is no minimum offering amount, we will have access to these funds even if they do not cover the expenses of this offering. After the initial closing of this offering, we expect to hold closings on at least a monthly basis.

THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OR GIVE ITS APPROVAL OF ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SOLICITATION MATERIALS. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE SEC; HOWEVER THE SEC HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED ARE EXEMPT FROM REGISTRATION

GENERALLY NO SALE MAY BE MADE TO YOU IN THIS OFFERING IF THE AGGREGATE PURCHASE PRICE YOU PAY IS MORE THAN 10% OF THE GREATER OF YOUR ANNUAL INCOME OR NET WORTH. DIFFERENT RULES APPLY TO ACCREDITED INVESTORS AND NON-NATURAL PERSONS. BEFORE MAKING ANY REPRESENTATION THAT YOUR INVESTMENT DOES NOT EXCEED APPLICABLE THRESHOLDS, WE ENCOURAGE YOU TO REVIEW RULE 251(d)(2)(i)(C) OF REGULATION A. FOR GENERAL INFORMATION ON INVESTING, WE ENCOURAGE YOU TO REFER TO www.investor.gov.

This offering is inherently risky. See “Risk Factors” on page 10.

Sales of these securities commenced on August 27, 2021.

The company is following the “Offering Circular” format of disclosure under Regulation A.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to “Emerging Growth Companies” under the JOBS Act of 2012. See “Summary – Implications of Being an Emerging Growth Company.”

In this Offering Circular, the term “StartEngine”, “we”, “us”, “our”, or “the company” refers to StartEngine Crowdfunding, Inc. and our subsidiaries on a consolidated basis. The terms “StartEngine Capital” or “our funding portal” refers to StartEngine Capital LLC, the terms “StartEngine Secure” or “our transfer agent” refer to StartEngine Secure LLC, the terms “StartEngine Primary” or “our broker-dealer” refer to StartEngine Primary LLC, and the term “StartEngine Assets” refers to StartEngine Assets LLC.  On July 7, 2021, the company effected a 1-for-3 stock split; all the share numbers in this Offering Circular are on a post-split basis.

THIS OFFERING CIRCULAR MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY’S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS “ESTIMATE,” “PROJECT,” “BELIEVE,” “ANTICIPATE,” “INTEND,” “EXPECT” AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT’S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY’S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

SUMMARY

Summary

StartEngine Crowdfunding, Inc. aims to revolutionize how startups and small businesses raise capital. We provide an online electronic platform that connects small and medium-sized businesses seeking capital with investors. Online investment by large numbers of investors in comparatively small amounts is often called crowdfunding.

Nearly six million small businesses are organized in the United States according to the U.S. Census Bureau. Most of these companies are in need of capital, exacerbated by current events, and they are having difficulty finding it. Banks are reluctant to lend to small and risky companies. Venture capital funds flow to high growth-potential companies whose founders fit a particular profile in terms of education, age, gender and ethnicity. Founders who do not fit this profile risk their life savings to fund their companies and help them grow.

The JOBS Act, signed by President Obama in 2012, is intended to help solve the funding problems that early-stage and small companies encounter, by giving them access to a completely new source of funds: their friends and families, customers, fans and believers. In turn, those potential investors get the chance to invest in a company, team or idea they believe in, however uncertain eventual success might be.

StartEngine helps companies conduct crowdfunding offerings under the JOBS Act. StartEngine Primary operates under Titles II and IV of the JOBS Act. Title II of the JOBS Act permitted companies to advertise offerings of securities on the internet while selling only to accredited investors. Title IV amended Regulation A under the Securities Act, allowing private companies to advertise the sale of securities to both accredited and non-accredited investors. Our wholly-owned subsidiary, StartEngine Capital, operates under Title III of the JOBS Act, which added Regulation Crowdfunding to the funding options for small companies.

We currently facilitate capital-raising under three different exemptions from registration under the Securities Act, all made possible by the JOBS Act:

·	Title II of the JOBS Act led to Rule 506(c) of Regulation D under the Securities Act. Since September 23, 2013, start-ups have been able to broadly solicit potential investors for their offerings, including presenting their offerings on online platforms, such as ours, to sell securities in their company. Investors under this rule are required to be accredited investors, meaning they meet certain income, net worth or educational thresholds.

·

Title III of the JOBS Act allowed for the adoption of Regulation Crowdfunding. Under Regulation Crowdfunding, companies can raise up to $5 million a year from accredited and non-accredited investors. Since the regulation went into effect on May 16, 2016, we have been facilitating these transactions through our wholly owned subsidiary, StartEngine Capital, which is a funding portal registered with the SEC and a member of the Financial Industry Regulatory Authority (“FINRA”).

·	Title IV of the JOBS Act required changes to improve Regulation A, the exemption that we are using for this offering. Under the amendments to Regulation A, companies can raise up to $75 million a year from accredited and non-accredited investors. Since our wholly-owned subsidiary, StartEngine Primary became a registered broker-dealer in June 2019, we have been facilitating Regulation A offerings for other companies through StartEngine Primary.

In addition, companies may also utilize our technology platform to sell securities in offerings made outside the United States in reliance on Regulation S under the Securities Act.

We launched our crowdfunding operations in June 2015, as Regulation A went into effect. Elio Motors’ equity crowdfunding offering, hosted on our site, eventually raised $16,917,576 from 6,345 investors. As of July 1, 2021, we have hosted 52 Regulation A offerings, including three for StartEngine itself. Regulation Crowdfunding went into effect on May 16, 2016 and as of July 1, 2021 we have acted as intermediary for 804 offerings. As of July 4, 2021, companies on our platform have raised a total of $355 million from all offering types. On March 15, 2021, the limit for offerings under Regulation Crowdfunding increased from $1.07 million to $5 million, and the limit for offerings under Regulation A increased from $50 million to $75 million.

Our subsidiary StartEngine Secure began offering transfer agent services and became a registered transfer agent in 2017. As of July 1, 2021, we provide services for nearly 400 companies, and we anticipate that StartEngine Secure will be an important part of our operations in the future. Further, our subsidiary StartEngine Assets intends to offer administrative and compliance services to companies raising funds related to assets.

StartEngine was founded by Howard Marks and Ron Miller. Howard Marks is Chief Executive Officer (“CEO”). Howard founded StartEngine with the mission of helping entrepreneurs achieve their dreams. Howard was the founder and CEO of Acclaim Games, a publisher of online games that is now part of The Walt Disney Company. Before Acclaim, Howard was Chairman of Activision Studios from 1991 until 1997. As a former Board Member, and Executive Vice-President of video game giant Activision, he and a partner took control in 1991 and turned the ailing company into the video game industry leader. As a games industry expert, Howard built one of the largest and most successful games studios in the industry, selling millions of games. He started StartEngine, an unrelated entity, in 2011 as the first startup accelerator in Los Angeles with the goal of helping to make Los Angeles a technology city. After investing in over 60 companies, Howard realized the difficulties entrepreneurs had with raising capital from angel investors and venture capitalists. With the advent of the JOBS Act, Howard realized he could help thousands of entrepreneurs by creating a new company focused on implementing the equity crowdfunding rules. Thus, StartEngine Crowdfunding, Inc. was born in March 2014. Howard is the 2015 "Treasure of Los Angeles" award recipient for his work to transform Los Angeles into a leading technology city, and is a member of Mayor Eric Garcetti's technology council.

Ron Miller is the chairman and cofounder of StartEngine. When Howard and Ron initially met in the fall of 2013, they recognized that the JOBS Act represented the greatest advancement for entrepreneurship in a generation. From direct experience as entrepreneurs, they recognized that the key to bringing new technologies and innovations to market required capital that is not readily available. As a serial start-up entrepreneur, Ron immediately went into action to advocate for SEC rulemaking to give life to the JOBS Act, raise the initial capital and built a leadership team to drive the sales and marketing plan to help StartEngine establish a leading position in the market.

Prior to StartEngine, Ron founded, built and sold five companies through management buyouts, private equity, private investors, and public markets. He was also nominated as a four-time Inc. 500/5000 award recipient and was an Ernst & Young entrepreneur of the year award finalist. As Chairman, Ron brings his deep experience as a leader and strategist to the company.

The Offering

The offering is for Common Stock of StartEngine Crowdfunding, Inc. The rights of the Common Stock are described more fully in “Securities Being Offered.”

Securities offered	Maximum of 4,074,074 shares of Common Stock, plus an additional 814,814 shares of Common Stock may be offered as Bonus Shares. See “Plan of Distribution and Selling Stockholders.”

·	Of the 4,074,074 shares available in this offering, up to 2,407,408 shares are being offered by the company. The company may offer up to 481,481 additional shares of Common Stock as Bonus Shares.
·	Of the 4,074,074 shares available in this offering, up to 1,666,666 shares are being offered by existing stockholders. The selling stockholders may offer up to 333,333 shares of Common Stock as Bonus Shares.

Shares of Common Stock outstanding before the offering (1)	30,631,572 shares

Shares of Preferred Stock outstanding before the offering (1)	20,910,222 shares

Shares of Common Stock outstanding after the offering	35,451,944 shares

Use of proceeds	The net proceeds of this offering will be used primarily to cover marketing costs and operating expenses, including salaries to our executive officers. The details of our plans are set forth in our “Use of Proceeds” section.

(1) As of July 7, 2021. Does not include shares issuable upon the exercise of options issued under the 2015 Equity Incentive Plan or shares into which our Preferred Shares may convert.

Implications of Being an Emerging Growth Company

We are not subject to the ongoing reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) because we are not registering our securities under the Exchange Act.  Rather, we will be subject to the more limited reporting requirements under Regulation A, including the obligation to electronically file:

·	annual reports (including disclosure relating to our business operations for the preceding three fiscal years, or, if in existence for less than three years, since inception, related party transactions, beneficial ownership of the issuer’s securities, executive officers and directors and certain executive compensation information, management’s discussion and analysis (“MD&A”) of the issuer’s liquidity, capital resources, and results of operations, and two years of audited financial statements),

·	semiannual reports (including disclosure primarily relating to the issuer’s interim financial statements and MD&A) and

·	current reports for certain material events.

In addition, at any time after completing reporting for the fiscal year in which our offering statement was qualified, if the securities of each class to which this offering statement relates are held of record by fewer than 300 persons and offers or sales are not ongoing, we may immediately suspend our ongoing reporting obligations under Regulation A.

If and when we become subject to the ongoing reporting requirements of the Exchange Act, as an issuer with less than $1.07 billion in total annual gross revenues during our last fiscal year, we will qualify as an “emerging growth company” under the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”) and this status will be significant. An emerging growth company may take advantage of certain reduced reporting requirements and is relieved of certain other significant requirements that are otherwise generally applicable to public companies. In particular, as an emerging growth company we:

·	will not be required to obtain an auditor attestation on our internal controls over financial reporting pursuant to the Sarbanes-Oxley Act of 2002;

·	will not be required to provide a detailed narrative disclosure discussing our compensation principles, objectives and elements and analyzing how those elements fit with our principles and objectives (commonly referred to as “compensation discussion and analysis”);

·

will not be required to obtain a non-binding advisory vote from our stockholders on executive compensation or golden parachute arrangements (commonly referred to as the “say-on-pay,” “say-on-frequency” and “say-on-golden-parachute” votes);

·	will be exempt from certain executive compensation disclosure provisions requiring a pay-for-performance graph and CEO pay ratio disclosure;

·	may present only two years of audited financial statements and only two years of related Management’s Discussion and Analysis of Financial Condition and Results of Operations, or MD&A; and

·	will be eligible to claim longer phase-in periods for the adoption of new or revised financial accounting standards.

We intend to take advantage of all of these reduced reporting requirements and exemptions, including the longer phase-in periods for the adoption of new or revised financial accounting standards under Section 107 of the JOBS Act. Our election to use the phase-in periods may make it difficult to compare our financial statements to those of non-emerging growth companies and other emerging growth companies that have opted out of the phase-in periods under Section 107 of the JOBS Act.

Under the JOBS Act, we may take advantage of the above-described reduced reporting requirements and exemptions for up to five years after our initial sale of common equity pursuant to a registration statement declared effective under the Securities Act of 1933, as amended, or such earlier time that we no longer meet the definition of an emerging growth company. Note that this offering, while a public offering, is not a sale of common equity pursuant to a registration statement, since the offering is conducted pursuant to an exemption from the registration requirements. In this regard, the JOBS Act provides that we would cease to be an “emerging growth company” if we have more than $1.07 billion in annual revenues, have more than $700 million in market value of our common stock held by non-affiliates, or issue more than $1 billion in principal amount of non-convertible debt over a three-year period.

Certain of these reduced reporting requirements and exemptions are also available to us due to the fact that we may also qualify, once listed, as a “smaller reporting company” under the SEC’s rules. For instance, smaller reporting companies are not required to obtain an auditor attestation on their assessment of internal control over financial reporting; are not required to provide a compensation discussion and analysis; are not required to provide a pay-for-performance graph or CEO pay ratio disclosure; and may present only two years of audited financial statements and related MD&A disclosure.

Selected Risks Associated with Our Business

Our business is subject to a number of risks and uncertainties, including those highlighted in the section titled “Risk Factors” immediately following this summary. These risks include, but are not limited to, the following:

Risk Factors Related to the Company and its Business

·	We are a relatively early stage company and have not yet generated any profits;

·	Any valuation of the company at this stage is difficult to assess;

·	We operate in a regulatory environment that is evolving and uncertain;

·	We operate in a highly regulated industry;

·	We were recently approved as a broker-dealer, and are still in the process of adapting our business model and pricing structure;

·	We may be liable for misstatements made by issuers;

·	The company plans to become a reporting company with the SEC;

·	Our compliance is focused on U.S. laws and we have not analyzed foreign laws regarding the participation of non-U.S. residents;

·	StartEngine’s service offerings are relatively new in an industry that is still quickly evolving;

·	We have an evolving business model;

·	We are reliant on one main type of service;

·	We depend on key personnel and face challenges recruiting needed personnel;

·	StartEngine and its providers are vulnerable to hackers and cyber attacks;

·	StartEngine currently relies on one escrow agent and technology service provider;

·	We are dependent on general economic conditions;

·	We face significant market competition;

·	We may not be able to protect all of our intellectual property;

·	Our revenues and profits are subject to fluctuations;

·	There is no minimum amount set as a condition to closing this offering; and

·	Natural disasters and other events beyond our control could materially adversely affect us.

Risk Factors Related to the Common Stock and the Offering

·	There is uncertainty as to the amount of time it will take for us to deliver securities to investors under this offering;

·	Investors in our Common Stock will have to assign their voting rights;

·	Voting control is in the hands of a few large stockholders;

·	We are offering a discount on our stock price to current owners of our securities;

·	The exclusive forum provision in the subscription agreements may have the effect of limiting an investor’s ability to bring legal action against us and could limit an investor’s ability to obtain a favorable judicial forum for disputes;

·	Investors in this offering may not be entitled to a jury trial with respect to claims arising under the subscription agreements, which could result in less favorable outcomes to the plaintiff(s) in any action under the agreements;

·	Future fundraising may affect the rights of investors;

·	Holders of our Preferred Stock are entitled to potentially significant liquidation preferences over holders of our Common Stock if we are liquidated, including upon a sale of our company;

·	There is a limited current market for our Common Stock;

·	You will need to keep records of your investment for tax purposes;

·	Using a credit card to purchase shares may impact the return on your investment as well as subject you to other risks inherent in this form of payment; and

·	Our price of Common Stock may be volatile.

RISK FACTORS

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risk Factors Related to the Company and its Business

We are a relatively early stage company and have not yet generated any profits.

StartEngine was formed in 2014, and is still working on fine tuning its business plan to one that will enable us to reach and maintain profitability. We are constantly evolving aspects of our business model, including becoming a broker-dealer within the last few years, and adding a trading platform as well as adding to our current portfolio of products. Accordingly, the company’s operating history may not be indicative of future prospects. Our current and proposed operations are subject to all the business risks associated with relatively new enterprises that are still in growth and/or expansion phases. These include likely fluctuations in operating results as the company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. StartEngine has incurred a net loss and has had insufficient revenues generated since inception to cover operational expenses. There is no assurance that we will be profitable in the next three years or generate sufficient revenues to pay dividends to the holders of the shares.

Any valuation of the company at this stage is difficult to assess.

The valuation for the offering was established by the company. Even though there has been trading of our shares on the alternative trading system run by our broker-dealer, to date, we believe that the volume of trading has not been significant enough to use as the sole basis for our share price. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, such as ours, is difficult to assess and you may risk overpaying for your investment.

We operate in a regulatory environment that is evolving and uncertain.

The regulatory framework for online capital formation or crowdfunding is very new. The regulations that govern our operations have been in existence for a very few years. Further, there are constant discussions among legislators and regulators with respect to changing the regulatory environment. New laws and regulations could be adopted in the United States and abroad. Further, existing laws and regulations may be interpreted in ways that would impact our operations, including how we communicate and work with investors and the companies that use our platforms’ services and the types of securities that our clients can offer and sell on our platform. For instance, over the past year, there have been several attempts to modify the current regulatory regime. Some of those suggested reforms could make it easier for anyone to sell securities (without using our services). Any such changes would have a negative impact on our business.

We operate in a highly regulated industry.

We are subject to extensive regulation and failure to comply with such regulation could have an adverse effect on our business. Further, our subsidiary StartEngine Capital LLC is registered as a funding portal; our subsidiary StartEngine Secure LLC is registered as a transfer agent; and our subsidiary StartEngine Primary LLC is registered as a broker-dealer and operates an alternative trading system under the brand “StartEngine Secondary”. As a funding portal and broker-dealer, we have to comply with stringent regulations, and the operation of our funding portal, broker-dealer and alternative trading system services exposes us to a significant amount of liability. Regulated entities are frequently subject to examination, constraints on their business, and in some cases fines. See "Regulations." In addition, some of the restrictions and rules applicable to our subsidiaries could adversely affect and limit some of our business plans.

We were recently approved as a broker-dealer, and are still in the process of adapting our business model and pricing structure.

Until June 2019, we were not a broker-dealer and had structured our business model in a way that we believe allowed us to act in this arena without registration. Since we began operating as a broker-dealer, we not only have been subjected to federal and state requirements but also have needed to comply with the requirements of FINRA, the self-regulatory organization, that apply to broker-dealers and the regulations that apply to the operation of alternative trading systems. We are still in the process of adapting to this evolution, but there have been and will be increased costs, including the need to hire personnel with specific qualifications and pay them in accordance with their experience. We are subjected to periodic examinations and we will be required to change aspects of our business processes and communications in response to the findings of those examinations. Becoming a broker-dealer has and will continue to lead to increases in our compliance costs as well as increases in our exposure to liabilities, including subjecting us to liability for misstatements made by issuers utilizing our services; see “Business – Regulations.” To date, we have limited data as to how becoming a broker-dealer has increased our revenues and it is unclear that the additional fees and business that we anticipate by expanding our offerings will indeed develop, and even if we do receive additional revenues, whether those revenues will be able to offset the additional compliance costs.

We may be liable for misstatements made by issuers.

Under the Securities Act and the Exchange Act, issuers making offerings through our funding portal may be liable for including untrue statements of material facts or for omitting information that could make the statements misleading. This liability may also extend in Regulation Crowdfunding offerings to funding portals, such as our subsidiary. Further, as a broker-dealer, we may be liable for statements by issuers utilizing our services in connection with Regulation A and Regulation D offerings. See “Regulation – Regulation Crowdfunding – Liability” and “Regulation – Regulation A and Regulation D – Liability”. Even though due diligence defenses may be available; there can be no assurance that if we were sued we would prevail. Further, even if we do succeed, lawsuits are time consuming and expensive, and being a party to such actions may cause us reputational harm that would negatively impact our business. Moreover, even if we are not liable or a party to a lawsuit or enforcement action, some of our clients have been and will be subject to such proceedings. Any involvement we may have, including responding to document production requests, may be time-consuming and expensive as well.

The company plans to become a reporting company with the SEC.

The company plans to register its securities with the SEC and become a reporting public company. Becoming a reporting company will subject the company to additional initial and on-going compliance and reporting costs and administrative burdens.

Our compliance is focused on U.S. laws and we have not analyzed foreign laws regarding the participation of non-U.S. residents.

Some of the investment opportunities posted on our platform are open to non-U.S. residents. We have not researched all the applicable foreign laws and regulations, and we have not set up our structure to be compliant with foreign laws. It is possible that we may be deemed in violation of those laws, which could result in fines or penalties as well as reputational harm. This may limit our ability in the future to assist companies in accessing money from those investors, and compliance with those laws and regulation may limit our business operations and plans for future expansion.

StartEngine’s product offerings are relatively new in an industry that is still quickly evolving.

The principal securities regulations that we work with, Rule 506(c), Regulation A and Regulation Crowdfunding, have only been in effect in their current form since 2013, 2015 and 2016, respectively. StartEngine’s ability to continue to penetrate the market remains uncertain as potential issuer companies may choose to use different platforms or providers (including, in the case of Rule 506(c) and Regulation A, using their own online platform), or determine alternative methods of financing. Investors may decide to invest their money elsewhere. Further, our potential market may not be as large, or our industry may not grow as rapidly, as anticipated. With a smaller market than expected, we may have fewer customers. Success will likely be a factor of investing in the development and implementation of marketing campaigns, subsequent adoption by issuer companies as well as investors, and favorable changes in the regulatory environment.

We have an evolving business model.

Our business model is one of innovation, including continuously working to expand our product lines and services to our clients, such as our expansion into the transfer agent and broker-dealer space as well as our foray into becoming an alternative trading system and acting as an administrative manager for companies; see the “The Company’s Business – Principal Products and Services”. It is unclear whether these services will be successful. Further, we continuously try to offer additional types of services, and we cannot offer any assurance that any of them will be successful. From time to time we may also modify aspects of our business model relating to our service offerings. We cannot offer any assurance that these or any other modifications will be successful or will not result in harm to the business. We may not be able to manage growth effectively, which could damage our reputation, limit our growth, and negatively affect our operating results.

We are reliant on one main type of service.

Most of current services are variants on one type of service — providing a platform for online capital formation. Our revenues are therefore dependent upon the market for online capital formation.

We depend on key personnel and face challenges recruiting needed personnel.

Our future success depends on the efforts of a small number of key personnel, including our founder and Chief Executive Officer, Howard Marks, and our compliance, engineering and marketing teams. Our software engineer team, as well as our compliance team and our marketing team led by Johanna Cronin, are critical to continually innovate and improve our products while operating in a highly regulated industry. In addition, due the specialized expertise required, we may not be able to recruit the individuals needed for our business needs. There can be no assurance that we will be successful in attracting and retaining the personnel we require to operate and be innovative.

StartEngine and its providers are vulnerable to hackers and cyber attacks.

As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on the StartEngine platform or in its computer systems could reduce the attractiveness of the StartEngine platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology as well as act as our escrow agent. Any disruptions of services or cyber attacks either on our technology provider or on StartEngine could harm our reputation and materially negatively impact our financial condition and business.

StartEngine currently relies on one vendor for escrow and technology services.

We currently rely on Prime Trust to provide technology services for processing investment transactions (e.g., processing credit card and payments, electronic execution of the subscription agreements, etc.) and all escrow services related to offerings on our platform. Any change in this relationship will require us to find another technology service provider, escrow agent and escrow bank. This may cause us delays as well as additional costs in transitioning our technology.

We are dependent on general economic conditions.

Our business model is dependent on investors investing in the companies presented on our platforms. Investment dollars are disposable income. Our business model is thus dependent on national and international economic conditions. Adverse national and international economic conditions may reduce the future availability of investment dollars, which would negatively impact our revenues and possibly our ability to continue operations. It is not possible to accurately predict the potential adverse impacts on the company, if any, of current economic conditions on its financial condition, operating results and cash flow.

We face significant market competition.

We facilitate online capital formation. Though this is a new market, we compete against a variety of entrants in the market as well likely new entrants into the market. Some of these follow a regulatory model that is different from ours and might provide them competitive advantages. New entrants could include those that may already have a foothold in the securities industry, including some established broker-dealers. Further, online capital formation is not the only way to address helping start-ups raise capital, and the company has to compete with a number of other approaches, including traditional venture capital investments, loans and other traditional methods of raising funds and companies conducting crowdfunding raises on their own websites. Additionally, some competitors and future competitors may be better capitalized than us, which would give them a significant advantage in marketing and operations.

Moreover, as we continue to expand our offerings, including providing administrative services to issuers and transfer agent services, we will continue to face headwinds and compete with companies that are more established and/or have more financial resources than we do and/or new entrants bringing disruptive technologies and/or ideas.

We may not be able to protect all of our intellectual property.

Our profitability may depend in part on our ability to effectively protect our proprietary rights, including obtaining trademarks for our brand names, protecting our products and websites, maintaining the secrecy of our internal workings and preserving our trade secrets, as well as our ability to operate without inadvertently infringing on the proprietary rights of others. There can be no assurance that we will be able to obtain future protections for our intellectual property or defend our current trademarks and future trademarks and patents. Further, policing and protecting our intellectual property against unauthorized use by third parties is time-consuming and expensive, and certain countries may not even recognize our intellectual property rights. There can also be no assurance that a third party will not assert infringement claims with respect to our products or technologies. Any litigation for both protecting our intellectual property or defending our use of certain technologies could have material adverse effect on our business, operating results and financial condition, regardless of the outcome of such litigation.

Our revenues and profits are subject to fluctuations.

It is difficult to accurately forecast our revenues and operating results, and these could fluctuate in the future due to a number of factors. These factors may include adverse changes in: number of investors and amount of investors’ dollars, the success of world securities markets, general economic conditions, our ability to market our platform to companies and investors, headcount and other operating costs, and general industry and regulatory conditions and requirements. The company's operating results may fluctuate from year to year due to the factors listed above and others not listed. At times, these fluctuations may be significant and could impact our ability to operate our business.

There is no minimum amount set as a condition to closing this offering.

Because this is a “best efforts” offering with no minimum, we will have access to any funds tendered. This might mean that any investment made could be the only investment in this offering, leaving the company without adequate capital to pursue its business plan or even to cover the expenses of this offering.

Natural disasters and other events beyond our control could materially adversely affect us.

Natural disasters or other catastrophic events may cause damage or disruption to our operations, international commerce and the global economy, and thus could have a strong negative effect on us. Our business operations are subject to interruption by natural disasters, fire, power shortages, pandemics and other events beyond our control. Although we maintain crisis management and disaster response plans, such events could make it difficult or impossible for us to deliver our services to our customers and could decrease demand for our services.  Since the spring of 2020, large segments of the U.S. and global economies were impacted by COVID-19, a significant portion of the U.S. population were subject to “stay at home” or similar requirements. The extent of the impact of COVID-19 on our operational and financial performance will depend on certain developments, including the duration and spread of the outbreak, impact on our customers (both issuers using our services and investors investing on our platform) and our sales cycles, impact on our customer, employee or industry events, and effect on our vendors, all of which are uncertain and cannot be predicted. At this point, the extent to which COVID-19 may impact our financial condition or results of operations is uncertain. To date, the COVID-19 outbreak, has significantly impacted global markets, U.S. employment numbers, as well as the business prospects of many small business (our potential clients). A significant part of our business model is based on receiving a percentage of the investments made through our platform and services. Further, we are dependent on investments in our offerings to fund our business. However, to date, other than working remotely, COVID-19 has not had a negative impact on the company. To the extent COVID-19 continues to wreak havoc on the markets and limits investment capital or personally impacts any of our key employees, it may have significant impact on our results and operations.

Risk Factors Related to the Common Stock and the Offering

There is uncertainty as to the amount of time it will take for us to deliver securities to investors under this offering.

The process for issuance of Common Stock is set out in “Plan of Distribution and Selling Stockholders.” There may be a delay between the time you execute your subscription agreement and tender funds and the time securities are delivered to you, while we and the Escrow Agent complete our subscription and due diligence process and we submit a disbursement request to the Escrow Agent. Although, based on our experience in our prior offering, investors who provide the information required by the subscription agreement and give accurate instructions for the payment of the subscription price should receive their securities in no more than six months, we cannot guarantee that you will receive your securities by a specific date or within a specific timeframe.

Investors in our Common Stock will have to assign their voting rights.

As part of this investment, each investor in our Common Stock will be required to agree to the terms of the Subscription Agreement included as Exhibit 4.1 to the Offering Statement of which this Offering Circular is a part. By each such investor’s execution of the Subscription Agreement and under the terms thereof, that investor will grant an irrevocable proxy, giving the right to vote its shares of Common Stock to the company’s CEO. That will limit investors’ ability to vote their shares of Common Stock until the events specified in the proxy, which include the company’s IPO or acquisition by another entity, which may never happen.

Voting control is in the hands of a few large stockholders.

Voting control is concentrated in the hands of a small number of stockholders. Our CEO and Chairman currently hold approximately 27% of our voting shares in aggregate, including shares of our Common Stock and (on an as-converted basis) shares of our Series Seed Preferred Stock, Series A Preferred Stock and Series Seed Preferred Stock; and two other shareholders, SE Agoura Investment LLC and The Lee Miller Trust UA 09/05/2020, own approximately 19% and 8%, respectively, of our voting shares in aggregate. None of SE Agoura Investments LLC, The Lee Miller Trust UA 09/05/2020 or their beneficial owners are on our board or are employees of our company. Moreover, our CEO has the right under a proxy to vote an additional 21% of our voting shares in aggregate. Those four shareholders in aggregate control approximately 56% of our voting shares (not including the proxy vote) and approximately 50% of our preferred stock. See “Security Ownership of Management and Certain Stockholders.” Whether or not your shares are subject to the proxy discussed above, you will not be able to influence our policies or any other corporate matter, including the election of directors, changes to our company’s governance documents, expanding the employee option pool, and any merger, consolidation, sale of all or substantially all of our assets, or other major action requiring stockholder approval. Some of the larger stockholders include, or have the right to designate, executive officers and directors of our Board. These few people and entities make all major decisions regarding the company. As a minority stockholder and a signatory to the proxy agreement, you will not have a say in these decisions.

We are offering a discount on our stock price to current owners of our securities.

Certain investors, specifically members of the StartEngine OWNers bonus programs and those who have indicated interest on our offering page, are entitled to a discount to the share price in this offering; see “Plan of Distribution and Selling Stockholders”. Therefore, the value of shares of investors who pay the full price in this offering will be immediately diluted by investments made by investors entitled to the discount, who will pay less for the same stake in the company.

The exclusive forum provision in the subscription agreements may have the effect of limiting an investor’s ability to bring legal action against us and could limit an investor’s ability to obtain a favorable judicial forum for disputes.

Section 7 in the subscription agreement for this offering includes a forum selection provision that requires any claims against the company based on the subscription agreement be brought in a court of competent jurisdiction in the State of California; see “Securities Being Offered – Common Stock – Forum Selection Provision”. The forum selection provision will not be applicable to lawsuits arising from the federal securities laws. The provision may have the effect of limiting the ability of investors to bring a legal claim against us due to geographic limitations. There is also the possibility that the exclusive forum provision may discourage stockholder lawsuits with respect to matters arising under laws other than the federal securities laws, or limit stockholders’ ability to bring such claims in a judicial forum that they find favorable for disputes with us and our officers and directors. Alternatively, if a court were to find this exclusive forum provision inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings, we may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect our business and financial condition.

Investors in this offering may not be entitled to a jury trial with respect to claims arising under the subscription agreement, which could result in less favorable outcomes to the plaintiff(s) in any action under the agreement.

Investors in this offering will be bound by the subscription agreement, which includes a provision under which investors waive the right to a jury trial of any claim they may have against the company arising out of or relating to the subscription agreement, including any claims made under the federal securities laws.

If we opposed a jury trial demand based on the waiver, a court would determine whether the waiver was enforceable based on the facts and circumstances of that case in accordance with the applicable state and federal law. To our knowledge, the enforceability of a contractual pre-dispute jury trial waiver in connection with claims arising under the federal securities laws has not been finally adjudicated by a federal court. However, we believe that a contractual pre-dispute jury trial waiver provision is generally enforceable, including under the laws of the State of New York, which governs the subscription agreement, in a court of competent jurisdiction in the State of California. In determining whether to enforce a contractual pre-dispute jury trial waiver provision, courts will generally consider whether the visibility of the jury trial waiver provision within the agreement is sufficiently prominent such that a party knowingly, intelligently and voluntarily waived the right to a jury trial. We believe that this is the case with respect to the subscription agreement. You should consult legal counsel regarding the jury waiver provision before entering into the subscription agreement.

If you bring a claim against the company in connection with matters arising under the subscription agreement, including claims under federal securities laws, you may not be entitled to a jury trial with respect to those claims, which may have the effect of limiting and discouraging lawsuits against the company. If a lawsuit is brought against the company under the subscription agreement, it may be heard only by a judge or justice of the applicable trial court, which would be conducted according to different civil procedures and may result in different outcomes than a trial by jury would have had, including results that could be less favorable to the plaintiff(s) in such an action.

Nevertheless, if the jury trial waiver provision is not permitted by applicable law, an action could proceed under the terms of the subscription agreement with a jury trial. No condition, stipulation or provision of the subscription agreement serves as a waiver by any holder of Common Stock or by us of compliance with any provision of the federal securities laws and the rules and regulations promulgated under those laws.

In addition, when our Common Stock is transferred, the transferee is required to agree to all the same conditions, obligations and restrictions applicable to those securities or to the transferor with regard to ownership of those securities, that were in effect immediately prior to the transfer of the Common Stock, including but not limited to the subscription agreement. Therefore, purchasers in secondary transactions will be subject to this provision.

Future fundraising may affect the rights of investors.

In order to expand, the company is likely to raise funds again in the future, either by offerings of securities (including post-qualification amendments to this offering) or through borrowing from banks or other sources. The terms of future capital raising, such as loan agreements, may include covenants that give creditors greater rights over the financial resources of the company.

Holders of our Preferred Stock are entitled to potentially significant liquidation preferences over holders of our Common Stock if we are liquidated, including upon a sale of our company.

Holders of our outstanding Preferred Stock have liquidation preferences over holders of Common Stock being offered in this offering. This liquidation preference is paid if the amount a holder of Preferred Stock would receive under the liquidation preference is greater than the amount such holder would have received if such holder’s shares of Preferred Stock had been converted to Common Stock immediately prior to the liquidation event. Holders of Series A Preferred Stock and Series T Preferred Stock are entitled to liquidation preferences superior to Series Seed Preferred Stock. See “Securities Being Offered – Preferred Stock – Right to Receive Liquidation Distributions”. If a liquidation event, including a sale of our company, were to occur that resulted in a distribution of less than approximately $9 million, the holders of our Preferred Stock could be entitled to all proceeds of cash distributions.

There is a limited current market for our Common Stock.

Currently, the only marketplace for our Common Stock is and will be our alternative trading system or “ATS” branded as “StartEngine Secondary.” To date, we only have limited experience selling our shares on StartEngine Secondary; see “The Company’s Business – Principal Products and Services – StartEngine Secondary” and trading of our securities will only available on StartEngine Secondary during limited periods, including periods where we do not have an open offering. To date, there has not been frequent enough trading to establish a market price. The limited volume of trading means that investors should assume that they may not be able to liquidate their investment for some time or to liquidate at their desired price. Further, it is unlikely that they will be able to pledge their shares as collateral.  Further, investors are required to assign their voting rights as a condition to investing; see “Risk Factors — Investors in our Common Stock will have to assign their voting rights.” This assignment of their voting rights may further limit an investor’s ability to liquidate their investment.

You will need to keep records of your investment for tax purposes.

As with all investments in securities, if you sell the Common Stock, you will probably need to pay tax on the long- or short-term capital gains that you realize if sold at a profit or set any loss against other income. If you do not have a regular brokerage account, or your regular broker will not hold the Common Stock for you (and many brokers refuse to hold Regulation A securities for their customers) there will be nobody keeping records for you for tax purposes and you will have to keep your own records, and calculate the gain on any sales of any securities you sell.

Using a credit card to purchase shares may impact the return on your investment as well as subject you to other risks inherent in this form of payment.

Investors in this offering have the option of paying for their investment with a credit card, which is not usual in the traditional investment markets. Transaction fees charged by your credit card company (which can reach 5% of transaction value if considered a cash advance) and interest charged on unpaid card balances (which can reach almost 25% in some states) add to the effective purchase price of the shares you buy. See “Plan of Distribution and Selling Securityholders.” The cost of using a credit card may also increase if you do not make the minimum monthly card payments and incur late fees. Using a credit card is a relatively new form of payment for securities and will subject you to other risks inherent in this form of payment, including that, if you fail to make credit card payments (e.g. minimum monthly payments), you risk damaging your credit score and payment by credit card may be more susceptible to abuse than other forms of payment. Moreover, where a third-party payment processor is used, as in this offering, your recovery options in the case of disputes may be limited. The increased costs due to transaction fees and interest may reduce the return on your investment.

The SEC’s Office of Investor Education and Advocacy issued an Investor Alert dated February 14, 2018 entitled: Credit Cards and Investments – A Risky Combination, which explains these and other risks you may want to consider before using a credit card to pay for your investment.

The price for our Common Stock may be volatile.

To date, there has not been enough trading of our shares to establish a market price. The market price of our Common Stock may be highly volatile, if and when any trading begins again in the future and there is sufficient volume of trading to establish a market price, is likely to be continue to be highly volatile and could fluctuate widely in price in response to various factors, many of which are beyond our control, including the following:

·	We may not be able to compete successfully against current and future competitors.

·	Our ability to obtain working capital financing.

·	Additions or departures of key personnel.

·	Sales of our shares.

·	Our ability to execute the business plan.

·	Operating results that fall below expectations.

·	Regulatory developments.

In addition, the securities markets have from time to time experienced significant price and volume fluctuations that are unrelated to the operating performance of particular companies. These market fluctuations may also materially and adversely affect the market price of our securities. As a result, you may be unable to resell your securities at a desired price.

DILUTION

Dilution means a reduction in value, control or earnings of the shares the investor owns.

Immediate dilution

An early-stage company typically sells its shares (or grants options exercisable for its shares) to its founders and early employees at a very low cash cost because they are, in effect, putting their “sweat equity” into the company. When the company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors, which means that the cash value of your stake is diluted because all the shares are worth the same amount, and you paid more than earlier investors for your shares.

The following table demonstrates the price that new investors are paying for their shares and the immediate dilution under various total investment scenarios. The dilution is based on the company’s net asset value at December 31, 2020 after giving effect to the stock split. We believe this method gives investors a better picture of what they will pay for their investment compared to previous investors and company insiders than simply listing such transactions for the last 12 months.

	$5,000,000	$20,000,000	$55,000,000	$55,000,000
	Raise	Raise	Raise	Raise(1)
Price per share	$13.50	$13.50	$13.50	$13.50
Shares issued	370,370	1,481,481	4,074,074	4,481,481
Capital raised	$5,000,000	$20,000,000	$55,000,000	$55,000,000
Less: Offering costs	$(565,000)	$(2,260,000)	$(6,215,000)	$(6,215,000)
Less: Sales by selling stockholders	$(2,500,000)	$(10,000,000)	$(22,500,000)	$(22,500,000)
Net offering proceeds to company	$1,935,000	$7,740,000	$26,285,000	$26,285,000
Proceeds from option exercises (2)	$12,675,154	$12,675,154	$12,675,154	$12,675,154
Net tangible book value pre-financing (3)	$22,950,622	$22,950,622	$22,950,622	$22,950,622
Share issued and outstanding pre-financing (4)	58,233,297	58,233,297	58,233,297	58,233,297
Shares issued in financing from company	185,185	740,741	2,407,407	2,648,148
Post financing shares issued and outstanding	58,418,482	58,974,038	60,640,704	60,881,445
Net tangible book value per share prior to offering	$0.39	$0.39	$0.39	$0.39
Increase/(decrease) per share attributable to new investors	$0.25	$0.34	$0.63	$0.62
Net tangible book value after offering	$0.64	$0.74	$1.02	$1.02
Dilution per share to new investors	$12.86	$12.76	$12.48	$12.48

(1) Certain investors receive bonus shares of either 10% or 20%. If half of the investors in this offering receive bonus shares of 10% and another quarter receive bonus shares of 20%, and the Company sells $55,000,000 in this offering, the dilution to new investors will be $12.48 per share.

(2) Assumes 6,814,599 options are exercised at a weighted average exercise price of $1.86 per share.

(3) Net tangible book value is calculated as follows.

Total stockholders' equity at December 31, 2020	$22,970,622
Less: intangible assets	(20,000)
Equals tangible book value pre-financing	$22,950,622

(4) Shares issued and outstanding pre-financing is calculated as follows.

Series A Preferred outstanding at December 31, 2020	9,762,783
Series T Preferred outstanding at December 31, 2020	497,439
Series Seed Preferred outstanding at December 31, 2020	10,650,000
Common stock outstanding at December 31, 2020	30,508,476
Options outstanding at December 31, 2020	6,814,599
58,233,297

Future dilution

Another important way of looking at dilution is the dilution that happens due to future actions by the company. The investor’s stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of that company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g., convertible bonds, preferred shares or warrants) into stock.

If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most companies until they are mature are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a “down round,” meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

·	In June 2020 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.

·	In December the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.

·	In June 2021 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the “down round”). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a “discount” to the price paid by the new investors (i.e., they get more shares than the new investors would for the same price). Additionally, convertible notes may have a “price cap” on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a “down round”, the holders of the convertible notes will dilute existing equity holders, even more than the new investors do, because they get more shares for their money. Investors should pay careful attention to the amount of convertible notes that the company has issued (and may issue in the future), and the terms of those notes.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it’s important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

PLAN OF DISTRIBUTION AND SELLING STOCKHOLDERS

Plan of Distribution

StartEngine and the selling stockholders are seeking to raise up to $55,000,000 in total through the sale of Common Stock, which represents the value of securities available to be offered as of the date of this Offering Circular.  Under Regulation A, the company may only offer $75 million in securities during a rolling 12-month period. From time to time, we may seek to qualify additional shares.

The company is offering a maximum of 4,888,888 shares of Common Stock on a “best efforts” basis, which reflects the Bonus Shares.

The minimum investment is $500 for the Common Stock.

The company will use its existing website, www.startengine.com, to provide information with respect to the offering.

The company’s Offering Circular will be furnished to prospective investors in this offering via download 24 hours a day, 7 days a week on its startengine.com website. Other than in the State of Florida, StartEngine is not selling the shares through commissioned sales agents or underwriters. In the State of Florida, the company has engaged Dalmore Group, LLC (“Dalmore”), a broker-dealer registered with the SEC and Member FINRA/SIPC, as the broker/dealer of record in order to provide compliance and administrative services.

The company has engaged Dalmore to perform the following administrative and compliance related functions in connection with shares sold this offering from in investors from the State of Florida, but not for underwriting or placement agent services:

●	Review investor information, including KYC (“Know Your Customer”) data, perform AML (“Anti Money Laundering”) and other compliance background checks, and provide a recommendation to the company whether or not to accept an investor as a customer in the State of Florida.

●	Review each investor’s subscription agreement to confirm such investor’s participation in the offering and provide a determination to the company whether or not to accept the use of the subscription agreement for the investor’s participation.

●	Contact and/or notify the company, if needed, to gather additional information or clarification on an investor in the State of Florida;

●	Keep investor details and data confidential and not disclose to any third-party except as required by regulators or in its performance pursuant to the terms of the agreement (e.g. as needed for AML and background checks);

●	Provide operations, compliance and other services in order to secure funding for the offering; and

●	Coordinate with third party providers to ensure adequate review and compliance.

As compensation for the services listed above, the company has agreed to pay Dalmore a consulting fee of $35,000 and a commission equal to 3% of the amount raised from investors in the State of Florida in the offering to support the offering on all newly invested funds after the issuance of a No Objection Letter by FINRA. In addition, the company has paid Dalmore a one-time advance set up fee of $5,000 to cover reasonable out-of-pocket accountable expenses actually anticipated to be incurred by Dalmore, such as, among other things, preparing the FINRA filing. Dalmore will refund any fee related to the advance to the extent it is not used, incurred or provided to the company. Assuming that all of the shares of Common Stock are sold from investors in the State of Florida, the company estimates that total fees due to pay Dalmore, including the advance set up fee, would be $1,690,000 for a fully-subscribed offering.

Bonus Shares; Discounted Price for Certain Investors

“Bonus Shares” are additional shares of Common Stock that are issued to investors purchasing shares in this offering for no additional monetary compensation, therefore those investors are effectively receiving a discount on the shares of Common Stock they purchase. Bonus Shares have identical rights, privileges and preferences to the shares of Common Stock purchased. All investors in this offering are eligible to receive Bonus Shares equal to 10% of the shares they purchase if they:

●	Are a member of the StartEngine OWNers bonus program*; or
●	Indicated interest in this offering on our website.

Further, members of the StartEngine OWNers bonus program who have indicated interest in this offering on our website will receive 20% Bonus Shares. For example, anyone who indicated interest in this offering on our website will receive a total of 110 shares for every 100 shares they purchase in the offering; further, if that investor is a member of the StartEngine OWNers bonus program, that individual will receive a total of 120 shares for every 100 shares they purchase in the offering. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

To the extent any Bonus Shares are issued, it will reduce the proceeds that the company and selling stockholders receive. Of the 814,814 Bonus Shares available in this offering, 481,481 are being sold by the company and 333,333 are being sold by the selling stockholders.

*The general public can become members of the StartEngine OWNers bonus program on StartEngine's website for $275 per year. Membership will auto renew every year. A member of the program can cancel their renewal at any time. Once the individual cancels, their membership will expire on the next anniversary of their membership. With the OWNer’s Bonus, the investor will earn 10% bonus shares on all investments they make in participating campaigns on StartEngine. StartEngine Crowdfunding, Inc. will determine whether an investor qualifies as a StartEngine OWNer.

Process of Subscribing

Prospective investors who submitted non-binding indications of interest during the “test the waters” period, will receive an automated message from us indicating that the offering is open for investment. You will be required to complete a subscription agreement in order to invest. Investors in Common Stock can only complete the subscription agreement on our website.

The subscription agreement must be delivered to us and funds for the subscribed amount must be delivered in accordance with the instructions stated in the subscription agreement. Investors will specify whether they will purchase shares via credit card, wire transfer, or ACH transfer. The company estimates that processing fees for credit card subscriptions will be approximately 2.5% of total funds invested per transaction, although credit card processing fees may fluctuate. The company estimates that approximately 70% of the gross proceeds raised in this offering will be paid via credit card. This assumption was used in estimating the payment processing fees included in the total offering expenses set forth in “Use of Proceeds.”

The subscription agreement includes a representation by the investor to the effect that, if you are not an “accredited investor” as defined under securities law, you are investing an amount that does not exceed the greater of 10% of your annual income or 10% of your net worth (excluding your principal residence).

Prime Trust is a Nevada registered trust company that offers escrow services as well as an integrated technology platform for processing investment transactions. The company has agreed to pay Prime Trust: (i) technology transaction fee of $2.50 per for each subscription processed regardless if the company accepts the investment, (ii) $250 for escrow account set up fee, (iii) $25 per month for so long as the offering is being conducted, (iv) for investments over $2,000, $2 per domestic investor (individual) and $5 per domestic investor (entity) for anti-money laundering check (up to $60 for international investors (individuals) and $75 for international investors (entities)), (v) $3.00 per investor (one-time accounting fee upon receipt of funds), and (vi) any applicable fees for fund transfers (ACH $1, check $10, wire $15 or $35 for international). Our registered transfer agent, StartEngine Secure, will maintain stockholder information on a book-entry basis.

Investors’ Tender of Funds

The company will accept tenders of funds to purchase the shares. The company may close on investments on a “rolling” basis (so not all investors will receive their shares on the same date). The funds tendered by potential investors will be held by Prime Trust, the Escrow Agent, and will be transferred to the company upon each closing. The escrow agreement can be found in Exhibit 8 to the Offering Statement of which this Offering Circular is a part.  The Escrow Agent will not investigate the desirability or advisability of investment in the shares in this offering nor will it approve, endorse or pass upon the merits of purchasing those shares. The Escrow Agent is performing OFAC due diligence on all investors and AML due diligence on investors investing more than $2,000. The Escrow Agent will use a third-party identity verification service to verify customer identification and run AML checks. The process is automated for domestic US, Canadian, and UK investors who are natural persons. If information provided by the investor matches the information on file with the identity verification service, the investor will be cleared for AML. If the information does not match or is not found, the Escrow Agent will request official documentation (e.g., a driver’s license) from the investor to verify that the information provided is accurate. For international investors (excluding Canada and the UK) and non-natural persons, the due diligence will be effected using the LexisNexis system. The investor will need to provide additional information, which may include a copy of a valid passport, copy of a valid government issued ID, proof of residency, trust agreements and operating agreements. The Escrow Agent performs funds origination verification on all investments. If the name on the bank account, wire or check used to invest matches the name of the investor, the funds origination is cleared. If the source of funds does not match the name of the investor, authorization or verification documentation is required. Information and verification that may be required includes: names, tax ID, SSNs, government issued ID numbers, addresses, dates of birth, copies of valid government issued ID (passport/visa/driver’s license), address verifications (mail item within the last 90 days that lists the individual and the address provided) if address is not listed on ID, and copies of business entity documentation showing formation, ownership and control structure (such as Articles of Incorporation/By-laws/Operating Agreement). Documents must show that the contact / associated person listed is an authorized signor for the business entity. In addition to identity verification and source-of-funds validation, the Escrow Agent performs watch list checks on all investors, including various lists created and maintained by the OFAC. If there is a watch list hit, the Escrow Agent employs a conservative, best efforts approach to determine if the hit is a false positive. In the case that a false positive cannot be reasonably ascertained, the Escrow Agent notifies the proper authorities, which can include but are not limited to government agencies such as the Federal Bureau of Investigation.

There are no conditions that the company must meet in order to hold a closing. A closing will occur each time the company determines to accept funds. All funds are held in escrow pending satisfactory due diligence. The company will accept a subscription (i.e., hold a closing) within 30 calendar days after due diligence is successfully completed. Given the timing of completion of diligence, it is possible that the company could conduct a closing every weekday, which would be administratively burdensome. In order to reduce the number of closings, the company may wait until it has completed due diligence on several investments before submitting a disbursement request to the Escrow Agent. Based on our experience in our prior offering under Regulation A, investors who provide the information required by the subscription agreement and give accurate instructions for the payment of the subscription price should receive their securities in no more than six months; however we cannot guarantee that you will receive your securities by a specific date or within a specific timeframe. The average period from subscription to closing in our previous offering was approximately 30 days, with the fastest time to closing being five days and the slowest, which involved an issue with an international wire, being over six months. If an investor pays by ACH, the period between subscription and closing will be at least 15 days. Subscriptions are irrevocable, and during the period between an investor’s subscription and a closing, the investor will not have the rights of a stockholder. If the closing does not happen, for whatever reason, including, the dissolution or liquidation of the company, the funds in escrow will be returned to the investor.

Tendered funds will only be returned to investors in the event we decide to terminate the offering, in which case any money tendered by potential investors that is still held in escrow will be promptly returned by the Escrow Agent upon our instruction. Upon each closing, funds tendered by investors will be made available to the company for our immediate use. Each investor will receive notice from the company upon the receipt of funds and upon closing.

Issuance of Shares

Information regarding the ownership of the Common Stock will be recorded with the stock transfer agent.

Jury Trial Waiver

The subscription agreement provides that subscribers waive the right to a jury trial of any claim they may have against us arising out of or relating to the subscription agreement, including any claim under federal securities laws. If we opposed a jury trial demand based on the waiver, a court would determine whether the waiver was enforceable given the facts and circumstances of that case in accordance with applicable case law.

Selling Stockholders

Certain stockholders of the company intend to sell up to 1,666,666 shares of Common Stock in this offering, plus up to 333,333 Bonus Shares or up to $22,500,000 in gross proceeds. The first $45,000,000 in gross proceeds (3,333,332 shares sold by the company and selling stockholders in this offering (not including Bonus Shares)) will be split between the company and selling stockholders on a pro-rata basis. After 3,333,332 shares are sold by the company and selling stockholders in this offering (not including Bonus Shares), the remaining shares will be sold by the company.

Selling stockholders will participate on a pro rata basis, which means that at each closing in which selling stockholders are participating, a stockholder will be able to sell its pro rata portion of the shares that the stockholder is offering (as set forth in the table below) of the number of securities being issued to investors. For example, if the company holds a closing for $1 million in gross proceeds, the company will issue shares and receive gross proceeds of $500,000 while each of the selling stockholders will receive their Pro Rata Portion of the remaining $500,000 in gross proceeds and will transfer their shares to investors in this offering. Selling stockholders will not offer fractional shares and the shares represented by a stockholder’s pro rata portion will be determined by rounding down to the nearest whole share.

After qualification of the Offering Statement, the selling stockholders will enter into an irrevocable power of attorney (“POA”) with the company and two employees of the company as attorneys-in-fact, in which they direct the company and either attorney-in-fact to take the actions necessary in connection with the offering and sale of their shares. A form of the POA is filed as an exhibit to the Offering Statement of which this Offering Circular forms a part. Selling stockholders who hold shares of the company’s Series Seed Preferred Stock or Series A Preferred Stock will convert their shares into shares of Common Stock immediately before participating in any closing. Selling stockholders who hold vested options for the purchase of Common Stock will exercise their options and pay for their shares before participating in any closing.

Selling Stockholder	Shares owned prior to Offering	Shares offered by Shares offered by selling stockholder (1)		Potential Bonus Shares (1)		Shares owned after the Offering (1)	Stockholder's Pro Rata Portion (10)
Aaron Broder (3)	300,000	11,838		2,368		285,794	0.71%
AC Ventures, LLC (3)	1,200,000	47,357		9,471		1,143,172	2.84%
Alan & Sophie Alpert Trust Established August 19, 1991 (3)	300,000	11,838		2,368		285,794	0.71%
Anil Agarwal (5)	4,002	158		31		3,813	0.01%
Aren Fakhourian (2)	8,979	355		70		8,554	0.02%
B&B Family Trust (3)(4)	343,650	13,562		2,712		327,376	0.81%
BAM Venture Partners (A), L.P. (3)	60,630	2,393		479		57,758	0.14%
BAM Venture Partners, L.P. (3)	89,370	3,527		705		85,138	0.21%
Bristol Investment Fund, Ltd.	1,182,501	46,665		9,333		1,126,503	2.80%
Business Instincts Group Inc. (3)	300,000	11,838		2,368		285,794	0.71%
Christian Scranton (3)	300,000	11,838		2,368		285,794	0.71%
Daniel Gutenberg (3)	300,000	11,838		2,368		285,794	0.71%
David Zhang	92,253	3,640		728		87,885	0.22%
Doryn Fine (2)	32,079	1,267		253		30,559	0.08%
Epstein-McGowan 2010 Trust Agreement dated January 14, 2010 (3)	300,000	11,838		2,368		285,794	0.71%
Eric Bunting (3)	26,400	1,042		208		25,150	0.06%
Ernie L. Brooks Generation Skipping Trust (3)	600,000	23,678		4,736		571,586	1.42%
Glenn & Eve Jaffe Living Trust, dated 05/21/1998 (3)	600,000	23,678		4,736		571,586	1.42%
Howard E. Marks Living Trust U/A Dtd 12/21/2001 (6)(7)	9,888,000	390,215	(3)	78,043	(3)	9,419,742	23.41%
Identity Intelligence Group, LLC (3)	300,000	11,838		2,368		285,794	0.71%
Jeremy Roll (3)	240,252	9,482		1,896		228,874	0.57%
Johanna Cronin (2)	1,142,994	45,107		9,021		1,088,866	2.71%
Jon Reyes (2)	71,394	2,817		563		68,014	0.17%
Jonathan Schiff (3)	600,000	23,678		4,736		571,586	1.42%
Josh Amster (2)	391,191	15,438		3,088		372,665	0.93%
Ken Gootnick (3)	600,000	23,678		4,736		571,586	1.42%
Klein Family Trust (3)	300,000	11,838		2,368		285,794	0.71%
Marine Family Trust (3)	600,000	23,678		4,736		571,586	1.42%
Mark Buettner (5)	10,992	433		87		10,472	0.03%
Marks Irrevocable Trust (3)	1,032,000	40,727		8,145		983,128	2.44%
Mary Frances Knight	133,155	5,255		1,051		126,849	0.32%
Max Crawford (2)	39,165	1,545		309		37,311	0.09%
Midland IRA, Inc. FBO Eric Bunting (3)	123,600	4,878		976		117,746	0.29%
QED Associates LLC (3)	150,000	5,920		1,184		142,896	0.36%
Rachel Walker (2)	11,916	470		94		11,352	0.03%
Rajewski Living Trust dated May 30, 2013 (3)	416,061	16,418		3,284		396,359	0.99%
Rebecca Rogers (2)	10,686	422		83		10,181	0.03%
Ryan Kim	21,039	830		166		20,043	0.05%
Sara Hanks (2)	225,000	8,880		1,776		214,344	0.53%
SE Agoura Investment LLC (3)	9,603,072	378,969		75,794		9,148,309	22.74%
Stephen M. Drimmer and Nadia D. Drimmer Family Trust (3)	600,000	23,678		4,736		571,586	1.42%
Stonegate Diversified Digital Asset Master Fund, Ltd. (5)	300,000	11,838		2,368		285,794	0.71%
Teddy Rounds (2)	146,142	5,767		1,153		139,222	0.35%
Teshy Inc. (5)	6,648	262		51		6,335	0.02%
The Jonathan & Nancy Glaser Family Trust (3)	300,000	11,838		2,368		285,794	0.71%
The Lee Miller Trust UA 09/05/2020 (6)	4,306,143	169,936	(3)	33,987	(3)	4,102,220	10.20%
The Ronald David Miller Trust UA 08/04/2020 (6)(8)	4,306,143	169,936	(3)	33,987	(3)	4,102,220	10.20%
Upasna Javeri	17,916	707		141		17,068	0.04%
Victor Coleman (3)	300,000	11,838		2,368		285,794	0.71%

TOTAL (9)							100.00%

(1) Assumes maximum number of shares are sold in this offering and maximum number of Bonus Shares are issued. The maximum number of Bonus Shares available is 20%.

(2) Represents shares of Common Stock issuable upon exercise of vested options, including payment for such shares of Common Stock prior to any closing.

(3) Represents shares of Common Stock issuable upon conversion of Series Seed Preferred Shares on a 1-for-1 basis.

(4) Represents shares of Common Stock issuable upon conversion of Series A Preferred Shares on a 1-for-1 basis.

(5) Represents shares of Common Stock issuable upon conversion of Series T Preferred Shares on a 1-for-1 basis.

(6) Represents shares of Common Stock and shares of Common Stock issuable upon conversion of Series Seed Preferred Shares on a 1-for-1 basis.

(7) Shares beneficially owned by Howard Marks.

(8) Shares beneficially owned by Ronald Miller.

(9) “Pro Rata Portion” represents that portion that a stockholder may sell in the offering expressed as a percentage where the numerator is the amount offered by the stockholder divided by the total number of shares offered by all selling stockholders.

(10) The total number of shares owned by the selling stockholders prior to this offering represents 71% of the company’s capital stock, on a fully diluted basis, assuming all options are exercised, shares of Preferred Stock are converted to Common Stock.

USE OF PROCEEDS TO ISSUER

The company estimates that if it sells the maximum amount of $55 million from the sale of Common Stock, which represents the value of shares available to be offered as of the date of this offering circular out of the rolling 12-month maximum offering amount of $75 million, the net proceeds to the issuer in this offering will be approximately $26,285,000, after deducting the estimated offering expenses of approximately $6,215,000 (including payment to Prime Trust, the broker-dealer, marketing, legal and accounting professional fees and other expenses) and sales by selling stockholders.

The table below shows the net proceeds the company would receive from this offering assuming an offering size of $5 million, $20 million and $55 million, and the intended use of those proceeds. There is no guarantee that we will be successful in selling any of the shares we are offering.

Amount raised	$5,000,000	$20,000,000	$55,000,000
Offering expense	$565,000	$2,260,000	$6,215,000
Sales by selling stockholders	$2,500,000	$10,000,000	$22,500,000
Net proceeds to issuer	$1,935,000	$7,740,000	$26,285,000
Marketing	$774,000	$3,096,000	$8,514,000
Operations	$387,000	$1,548,000	$4,257,000
Product Development	$580,500	$2,322,000	$6,385,500
Cash Reserves	$193,500	$774,000	$7,128,500

Marketing is our largest expected expenditure. Our marketing will use a lead-generation program designed to reach companies who are likely to want to raise capital and to offer them the ability to register on StartEngine to build crowdfunding offerings. Our marketing costs consist mainly of internal salaries for brand managers, lead generation associates, inside sales people and third party companies specialized in incoming lead conversion through telephone and emails. Also included are advertising costs on several types of media, including television, radio, podcasts and internet services such as Facebook and Google. These costs include engaging vendors such as advertising agencies and consultants.

Product development is our second largest expected expenditure. This mostly includes salaries for the internal software development team. We expect to hire additional software engineers, user experience specialists, user interface specialists and quality assurance engineers. These engineers will assist with improving our existing services as well as developing our planned new services.

The company reserves the right to change the above use of proceeds if management believes it is in the best interest of the company.

The allocation of the net proceeds of the offering set forth above represents the company’s estimates based upon its current plans, assumptions it has made regarding the industry and general economic conditions and its future revenues (if any) and expenditures.

Investors are cautioned that expenditures may vary substantially from the estimates above. Investors will be relying on the judgment of the company’s management, who will have broad discretion regarding the application of the proceeds from this offering. The amounts and timing of the company’s actual expenditures will depend upon numerous factors, including market conditions, cash generated by the company’s operations (if any), business developments and the rate of the company’s growth. The company may find it necessary or advisable to use portions of the proceeds from this offering for other purposes.

In the event that the company does not raise the entire amount it is seeking, then the company may attempt to raise additional funds through private offerings of its securities or by borrowing funds. The company does not have any committed sources of financing.

THE COMPANY’S BUSINESS

StartEngine Crowdsourcing Inc. was incorporated in the State of Delaware on March 19, 2014. On May 8, 2014, the company changed its name to StartEngine Crowdfunding, Inc.

StartEngine aims to revolutionize the startup financing model by helping both accredited and non-accredited investors invest in private companies on a public platform. StartEngine Crowdfunding operates under Title IV of the JOBS Act, allowing private companies to advertise the sale of their stock to both accredited and non-accredited investors under Regulation A, and under Title II of the JOBS Act, which permits offerings to accredited investors to be advertised under Rule 506(c) of Regulation D. StartEngine is in the process of expanding the breadth of its offerings in order to better serve its mission. Beginning in December 2017, StartEngine began offering transfer agent services through one of its subsidiaries. In June 2019, StartEngine Primary LLC was approved for membership as a broker-dealer with FINRA. The company is now in the process of implementing the services described in “The Company’s Business – Services under Development.” Specifically, StartEngine Primary now offers broker-dealer services to companies selling securities in Regulation A, Regulation Crowdfunding and Regulation D offerings. It has only recently begun operating its alternative trading system.

StartEngine’s most recent planned addition to its family of services are administrative services that it intends to provide through its subsidiary StartEngine Assets.

StartEngine Crowdfunding has four wholly owned subsidiaries:

·	StartEngine Capital LLC (“StartEngine Capital”), a funding portal registered with the SEC and a member of the Financial Industry Regulatory Authority (“FINRA”), operates under Title III of the JOBS Act, which introduced Regulation Crowdfunding.

·	StartEngine Secure LLC (“StartEngine Secure”), a transfer agent registered with the SEC that was formed on December 12, 2017.

·	StartEngine Primary LLC (“StartEngine Primary”), a company formed on October 12, 2017, a registered broker-dealer, which has just been approved to act as alternative trading system.

·	StartEngine Assets LLC (“StartEngine Assets”), a company formed on May 18, 2020, for the purposes of a serving as the administrative manager of certain companies.

Principal Products and Services

Offerings: Depending on the type of offering being made, we currently operate as a technology platform connecting issuers and investors, as a broker-dealer and as a Regulation Crowdfunding funding portal. We facilitate the following types of offerings that are exempt from registration under the Securities Act:

·	Regulation A Offerings: Through StartEngine Primary we host Regulation A offerings on our platform. These companies are seeking to raise anywhere from $100,000 to $75 million and we provide an array of services, including acting as a broker-dealer, assisting with due diligence, custodial accounts and coordinating vendors.

·	Regulation Crowdfunding Offerings: Through StartEngine Capital, our funding portal registered with the SEC and FINRA, we host Regulation Crowdfunding offerings. These companies are seeking to raise anywhere from $10,000 to $5 million, and we also provide an array of services permitted by Regulation Crowdfunding, including campaign page design services, marketing consulting services, assisting with due diligence, custodial accounts, and coordinating vendors.

·	Rule 506(c) Offerings: Through StartEngine Crowdfunding, we host offerings under Rule 506(c) of Regulation D. Accredited investors are allowed to invest in these offerings and we host these offerings either on a stand-alone basis or concurrently with a Regulation Crowdfunding offering. Under Rule 506(c), companies can use general solicitation to attract investors and there is no limit to the amount of money that can be raised. Therefore, companies engaged in a concurrent Regulation Crowdfunding offering can also raise additional funds from accredited investors providing they comply with the requirements of each exemption.

StartEngine Secure: Through our wholly owned subsidiary, StartEngine Secure, we offer transfer agent services. These services include tracking each investor’s account information and the amount of securities purchased and date purchased.  We began offering transfer agent services in May 2017 to all of our clients and became a registered transfer agent in November 2017. Revenues from this service were first recognized in January 2018. Our goal is to provide a seamless service to our client companies. Our intent is for our transfer agent to have agreements with our various entities to allow it to collect information on investors and their investments through an API (application programming interface). Therefore, when a company raises money on StartEngine, our transfer agent will be notified and sent the investor information and the investment details.  The transfer agent will then capture this information into its redundant and secure database hosted in the cloud and encrypt for security purposes.

StartEngine Premium: We offer marketing services branded under the name “StartEngine Premium”. For an additional fee, our team will support companies with the design of their campaign pages, provide a designated account consultant to guide a company throughout the campaign creation process, and assist a company in developing a marketing strategy based on best practices and analytics from previous successful campaigns. This service first generated revenues in May 2017.

StartEngine Promote: Our funding portal now also offers digital advertising services branded under the name “StartEngine Promote”. These services are aimed at improving the success of Regulation Crowdfunding campaigns through paid advertising. For a percentage of the net investments attributable to advertisements placed by StartEngine, our team will support companies with the creative design, purchase, and optimization of advertising across, but not limited to, Facebook, Instagram, Linkedin, Twitter, and Google Adwords. This service first generated revenues in May 2018. In addition, we also offer a full-service product for our clients using Regulation Crowdfunding where, for an increase in the commission charged, we will hire consultants to assist with all areas of a campaign, including due diligence, compliance and internal accounting services.

StartEngine Primary: By adding broker-dealer services to the mix of our offerings, we are able to take a more active role in the promotion and sale of securities in Regulation A, Regulation Crowdfunding and Regulation D offerings hosted on our platforms. Further, we are able to facilitate the secondary trades on StartEngine Secondary, see (—“StartEngine Secondary” below). StartEngine Primary received approval for a range of business lines to allow us to act as the broker-dealer for the private placements of securities (which includes securities sold under Regulation D), to effect transfers and sales on StartEngine Secondary, and to be able to receive referral fees and commissions for sales of securities. Our broker-dealer registration became effective in June 2019.

StartEngine Secondary: The goal of the StartEngine Secondary platform will be to increase liquidity for shares sold in Regulation A, Regulation Crowdfunding and Regulation D offerings. Our goal is to facilitate the transfer and sale of these shares by creating an alternative trading system (“ATS”) to allow for secondary trades. Sales of shares sold under Regulation A on the StartEngine platform will be permitted immediately, while holders of shares sold under Regulation Crowdfunding and Regulation D will need to wait one year in order to comply with the transfer restrictions to participate on the platform. After receiving the requisite FINRA approval to operate as an ATS, StartEngine Primary launched its ATS, branded as “StartEngine Secondary” on May 18, 2020.

To date, StartEngine Secondary has a limited operating history, and only four companies have been quoted on this platform, including the company itself. We are in discussions with several additional issuers regarding being quoted on this platform. Currently, for StartEngine Secondary, we generate revenues by charging trade commissions to the sellers of the shares and we intend to generate revenues by charging initial and annual quotation fees.

StartEngine OWNer Bonus: The general public can become members of the StartEngine OWNers bonus program on StartEngine's website for $275 per year. The OWNer Bonus entitles members 10% bonus shares on all investments they make in participating campaigns on StartEngine.

Services under Development

StartEngine Assets: The goal of StartEngine Assets is to provide administrative services to companies seeking to raises funds under Regulation A. StartEngine Assets is partnering with various entities that wish to sell interests in certain asset classes and to either by itself or through its affiliates provide or facilitate the provision of services required from the marketing of the offering, investor relations and investor management (including payments of dividends, if any) to liquidation.

StartEngine iOS: StartEngine is working on developing an iOS application to improve our user experience and facilitate using our services.

Ancillary Services: We are in the process of developing an array of ancillary services to assist the companies listing on our platforms. As these are in the development phase, there is no assurance that these services will be developed. These services may include an expansion of marketing services, StartEngine Premium; see “Principal Products and Services” above. Further, we are developing services to assist our clients after the completion of their campaigns. Some of the services that we intend to develop include tools for the companies to communicate with their investors, assistance with annual reports and on-going compliance, and a variety of marketing tools so that companies can continue to increase their brand awareness and monitor their progress with their investors.

Support Services

Our company is focused on our core competencies and therefore we surround ourselves with third party companies who help us accomplish our non-core tasks.

We rely on the following companies for outsourced services:

·	Fund America: Transaction management

·	Amazon AWS: Cloud hosting

·	Google Business: Cloud email and applications

Market

Regulation A

Amended Regulation A became effective June 19, 2015. According to the SEC, the size of the Regulation A market was approximately $1.3 billion for the period from July 1, 2019 to June 30, 2020.

As of July 1, 2021, we have hosted 52 Regulation A offerings, which have raised a total of $190 million on our platforms, including over $24 million in a campaign for one issuer and three offerings for StartEngine itself. We believe the market for Regulation A will continue to grow as more companies become aware of the ability to raise capital through crowdfunding platforms. Because it permits a maximum raise of $75 million each 12 months, we believe this rule is well suited for small and midsize businesses. We have seen the demand increase significantly between 2018 and 2020. We hosted one offering in 2018, nine offerings in 2019 and 16 offerings in 2020. We believe the recent administrative change to increase the maximum offering amount from $50 million to $75 million and the change to permit SEC-reporting companies to make offerings in reliance on Regulation A will increase the size of the market and make Regulation A a more appealing form of capital formation for some companies. We expect to continue to increase the number of companies who list their offerings on our platform, although we are likely to encounter competition from other platforms and from companies who seek to raise funds online without using a platform. Further, our broker-dealer capabilities will enable us to increase the scope of services offered to our clients.

Regulation Crowdfunding

Since its launch on May 16, 2016, we estimate that as of July 4, 2021, 507 companies have raised over $178 million on StartEngine. According to the SEC, the size of the Regulation Crowdfunding market was approximately $88 million for the period from July 1, 2019 to June 30, 2020.

We believe Regulation Crowdfunding will continue to grow year over year as more startup companies become aware of this funding method and view Regulation Crowdfunding as a viable fundraising option. We have seen the demand increase significantly between 2019 and 2020. And, with the recent increase on the annual cap to $5 million, we have already seen an increase in interest in this form from prospective issuers in the first half of 2021. Regulation Crowdfunding makes it relatively inexpensive to make an offering of securities: legal, compliance and accounting costs can be less than $10,000, and offering costs can be even cheaper for companies who prepare the documentation internally. With a current maximum raise of $5 million per year, we believe that this funding method is perfect for early-stage companies.

We are working to increase awareness of the benefits of Regulation Crowdfunding through a lead generation program that includes advertising on social media, email marketing and other marketing support. We mainly focus on start-ups; however, our outreach will also include some companies further along in their development. We have and plan to continue to educate the market through the content we write and publish on our blog as well as being guest authors on other popular blogs.

Rule 506(c)

Offering under Regulation D include those under Rule 506(b), Rule 506(c), and Rule 504. According to the SEC, the size of the Rule 506(b) market was approximately $1.4 trillion, the Rule 506(c) market was approximately $69 billion and the Rule 504 market was approximately $171 million for the period from July 1, 2019 to June 30, 2020. The vast majority of the sales were through Rule 506(b), which does not allow for general solicitation and allows for some non-accredited investors as well as less stringent requirements for verifying accredited status. Based on this information, we believe there is large potential market for online sales under Rule 506(c).

Rule 506(c) offerings are an inexpensive way to raise capital from accredited investors with a low cost of entry. Further, recent expansion of the definition of an “accredited investor” may widen the pool of potential investors. We estimate it can cost under $10,000 to prepare an offering under Rule 506(c). There is no limitation on the amount raised, which makes this rule attractive to companies who just completed a Regulation Crowdfunding offering or are planning a Regulation A campaign in the near future. This exemption can be used together with Regulation A and Regulation Crowdfunding. For Regulation Crowdfunding offerings, this exemption provides companies an opportunity to extend an offering beyond Regulation Crowdfunding once the maximum $5 million has been reached. For Regulation A offerings, this exemption can be used as a fundraising option prior to the launch of the offering, because of the time it takes to get a Regulation A offering qualified. Currently, this represents only a small part of our overall business.

Transfer Agent

The exemptions provided by Regulation A and Regulation Crowdfunding include conditional exemptions from the registration requirements of the Securities Exchange Act of 1934. One of the conditions is that should the number of a company’s securityholders and/or the value of a company’s assets exceed a certain threshold, a company needs to use a registered transfer agent to avoid the requirement that the company become a fully-registered company with the SEC — an expensive proposition for many of these small companies. Therefore, the market for our transfer agent services includes all companies that have previously raised funds through Regulation A and Regulation Crowdfunding offerings. Currently, we mainly market our services to our current clients.

StartEngine Secondary

We believe that a portion of the owners of securities purchased under Regulation A, Regulation D and Regulation Crowdfunding will be interested in selling their securities to prospective buyers. There is no viable marketplace today for these securityholders to sell their securities unless the company seeks a quotation on an over-the-counter marketplace. Companies who use Tier 1 of Regulation A or Regulation Crowdfunding do not qualify for quotation on the leading over-the-counter marketplace. Further even if a company qualifies for that market, which would include issuers using Tier 2 of Regulation A, the quotation requirements are expensive. We believe StartEngine Secondary has the potential for success because there is currently no marketplace for these securities.

StartEngine Assets

We believe that there are many companies and individuals who have value to bring to the market including specialized knowledge about unique types of assets and are interested in capital formation but lack the internal infrastructure in order to accept and manage investments from a large pool of investors. StartEngine Assets intends to remove this friction point by providing the administrative, technical and technological assistance needed. Further, we believe investors would be excited to invest in diverse asset pools that traditionally were only available to high net worth individuals. This is a new venture for us and we have yet to determine if there is a market for this service.

Registered User Base

As of June 21, 2021, we have 505,726 registered users. Of these, 203,070 have made investments on our platform. We are seeing week-over-week growth in registered users and expect to register more users as we add more companies to our platform.

Competition

With respect to offerings made under Regulation Crowdfunding, we compete with other intermediaries, including brokers and funding portals such as WeFunder, SeedInvest, Republic and MicroVentures. We also anticipate more market entrants due to the recent increase in the cap size from $1.07 million to $5 million.

With respect to offerings under Regulation A, we compete with other platforms, hosting services and broker-dealers. Some of our competitors include: SeedInvest and Wefunder.

With respect to offerings under Rule 506(c), or online offerings made under Regulation D (which includes non-solicited offerings), we compete with platforms such as Crowdfunder, AngelList, EquityNet, SeedInvest, FundersClub and Fundable.

With respect to our transfer agent, we compete with transfer agents such as Computershare and VStock Transfer.

Strategy

Our Mission: Help entrepreneurs achieve their dreams.

Our Strategy: We provide technology to allow the general public to invest in entrepreneurs.

Our Advantages

We believe that StartEngine is one of the leaders in the global crowdfunding nation. We aim to facilitate financial ignition of innovative companies led by determined, intelligent entrepreneurs who have the energy and talent to start and grow successful companies.

We harness the power and wisdom of “The Crowd” through the internet to release entrepreneurial creativity, thereby creating jobs, economic efficiency and ultimately economic growth. We believe we not only help entrepreneurs raise capital to start and grow their businesses, but we also help them build armies of committed, long-term brand ambassadors who, as investors, promote their companies to their friends, families and colleagues.

As one of the first movers in the equity crowdfunding industry, we are active in crowdfunding legal and regulatory affairs. Our position allows us to collaborate to establish industry-wide best practices and to improve the quality of listings. We believe our backend operating systems are highly efficient. Each function operates through documented procedures to ensure consistent, quality results. Knowing what it takes to successfully grow a company, we try to keep operating expenses to a minimum.

We believe that StartEngine’s key asset is its team members. We are a group of talented people who have come together to democratize finance and investment in startup and growth companies. The hallmark of the company is talented, respectful, enthusiastic and entrepreneurial people who understand and operate on the principles of dignity and respect.

Our mission is to help entrepreneurs achieve their dreams. Our objective is that by 2029, we will facilitate funding of $10 billion for companies.

Research and Development

StartEngine invested approximately $1,309,444 in 2020 and $749,630 in 2019 in research and development, product development, and maintenance.

Employees

As of July 1, 2021, we had 61 employees. We also work with a large number of contractors for user-experience design, security controls, and testing, services and marketing.

Regulation

Having platforms that host Regulation A, Regulation Crowdfunding and Regulation D offerings, we are required to comply with a variety of state and federal securities laws as well as the requirements of FINRA, a national securities association of which our funding portal subsidiary and our broker-dealer are members. Further, as a registered transfer agent, we are required to comply with a variety of state and federal securities laws and laws that govern transfer agents, as well as laws aimed at preventing fraud, tax evasion and money laundering

Regulation Crowdfunding

In order to act as an intermediary under Regulation Crowdfunding, our subsidiary is registered as a funding portal with the SEC and became a member of FINRA. In the future, we may be subject to additional rules issued by other regulators, such as the money-laundering rules proposed by FinCEN.

SEC Requirements

As a funding portal, our subsidiary is prohibited from engaging in certain activities in order not to be regulated as a full-service broker-dealer. These activities are set out in Section 4(a)(6) of the Securities Act and in Regulation Crowdfunding. We have accordingly established internal processes to ensure that our subsidiary as well as its agents and affiliates do not engage in activities that funding portals are not permitted to undertake, including:

·	Providing investment advice or recommendations to investors for securities displayed on our platform;

·	Soliciting purchases, sales or offers to buy securities displayed on our platform;

·	Compensating employees, agents or other persons for solicitation or for the sale of securities displayed or listed on our platform; or

·	Holding, managing, processing or otherwise handling investors’ funds or securities.

In addition, our funding portal has certain affirmative requirements that it is required to comply with to maintain its status. These affirmative obligations include:

·	Providing a communications channel to allow issuers to communicate with investors;

·	Having due diligence and compliance protocols and requirements in place so that the company has a “reasonable basis” to believe that

○	its issuers are in compliance with securities laws, have established means to keep accurate records of the securities offered and sold, and that none of their covered persons (e.g., officers, directors and certain beneficial owners) are “bad actors” and therefore disqualified from participating in the offering;

○	its issuers and offerings do not present the potential for fraud or otherwise raise concerns about investor protection; and

○	its investors do not invest more than they are allowed to invest under the limitations set out in Regulation Crowdfunding; and

·	Creating procedures for its investors to notify them of risks regarding investing in securities hosted on its platform and providing them with required investor education and disclosure materials.

We are also required to set up protocols regarding payment procedures and recordkeeping.

FINRA Rules

As a member of FINRA, our funding portal is subject to their supervisory authority and is required to comply with FINRA’s portal requirements. Some of those rules are also applicable to the company as an entity associated with the portal. These requirements include rules regarding conduct, compliance and codes of procedure. For instance, FINRA’s compliance rules require timely reporting of specified events, such as complaints and certain litigation against the portal or its associated persons as well as the provision of the portal’s annual financials prepared on a U.S. GAAP basis. In addition, under the conduct rules, the portal is required to conduct its business in accordance with high standards of commercial honor and just and equitable principles of trade, is limited to certain types of communications with investors and issuers, and is prohibited from using manipulative, deceptive and other fraudulent devices.

Liability

Under Section 4A(c) of the Securities Act, an issuer, including its officers and directors, may be liable to the purchaser of its securities in a transaction made under Section 4(a)(6) if the issuer makes an untrue statement of a material fact or omits to state a material fact required to be stated or necessary in order to make the statements, in light of the circumstances under which there were made, not misleading; provided, however, that the purchaser does not know of the untruth or omission, and the issuer is unable to prove that it did not know, and in the exercise of reasonable care could not have known, of the untruth or omission.

Though not explicitly stated in the statute, this section may extend liability to funding portals, and the SEC has stated that, depending on the facts and circumstances, portals may be liable for misleading statements made by issuers. However, funding portals would likely have a “reasonable care” due diligence defense. “Reasonable care” would include establishing policies and procedures that are reasonably designed to achieve compliance with the requirements of Regulation Crowdfunding, including conducting a review of the issuer’s offering documents before posting them to the platform to evaluate whether they contain materially false or misleading information. We have designed our internal processes and procedures with a view to establishing this defense, should the need arise.

Further, we may also face liability from existing anti-fraud rules and statutes under the securities laws. For instance, under Section 9(a)(4) of the Exchange Act anyone who "willfully participates" in an offering could be liable for false or misleading statements made to induce a securities transaction. Further, the Supreme Court Lorenzo opinion in 2019 established liability for the “dissemination” of misleading statements under Rule 10b-5 under the Exchange Act.

In addition, FINRA imposes liability for certain conduct, including violations of commercial honor and just and equitable principles of trade and acts using manipulative, deceptive and other fraudulent devices.

Regulation A and Regulation D

Broker-Dealer Regulations

Our subsidiary, StartEngine Primary, is registered as a broker-dealer with the SEC and a member of FINRA. The registration process not only includes registering with the SEC, which we have completed, but also requires membership in a self-regulatory organization (in our case, we are a member of FINRA) and in the Securities Investor Protection Corporation (“SIPC”), compliance with state requirements and making sure that our associate persons satisfy all applicable qualification requirements.

SEC Requirements

Since StartEngine Primary became a broker-dealer, it is required to comply with extensive SEC regulations with respect to its conduct and the processing of transactions. These include requirements related to conduct, financial responsibility, and other requirements such as those that relate to communications, anti-money laundering (AML) and ongoing internal controls and governance. In addition, StartEngine Primary has been approved to operate an alternative trading system for secondary trading of securities. We also need to comply with extensive SEC regulations with respect to its conduct and the processing of transactions.

Conduct Requirements

In general, many of the rules that govern broker-dealers stem from antifraud provisions; these requirements are broad in scope and prohibit misstatements or misleading omissions of material facts, and fraudulent or manipulative acts and practices, in connection with the purchase or sale of securities. Specifically, the following rules apply:

·	Section 9(a) prohibits particular manipulative practices regarding securities registered on a national securities exchange.

·	Section 10(b) prohibits the use of "any manipulative or deceptive device or contrivance" in connection with the purchase or sale of any security.

·	Section 15(c)(1) prohibits broker-dealers from effecting transactions in, or inducing the purchase or sale of, any security by means of "any manipulative, deceptive or other fraudulent device" in over-the-counter markets

·	Section 15(c)(2) prohibits a broker-dealer from making fictitious quotes in over-the-counter markets

Antifraud specific requirements include those related to:

·	fair dealing (e.g., a duty of fair dealing includes charging reasonable fees, promptness of executive orders, and disclosing specified material information as well as any conflict of interest);

·	best interests (e.g., a duty to act in the “best interests” of the retail customer, which includes certain disclosure and care obligation and compliance obligations as well as maintaining policies and procedures to minimize the effects, if any, of conflicts of interest);

·	execution (e.g., a duty of execution requires that based on the circumstances requirement to find the most favorable terms for a customer;

·	customer confirmation (e.g., at or before the completion of transaction certain information must be provided to customers, including specifics on the sale, the payment that the broker-dealer receives, etc.);

·	disclosure of credit terms;

·	restrictions on short sales;

·	trading during an offering; and

·	restrictions on insider trading.

Finally, broker-dealers are governed by requirements regulating employees and individuals associated with the broker-dealer.

Financial Responsibility Requirements

Financial responsibility and operations requirements include: net capital requirements, margin requirements, customer protection requirements (e.g., reserve account and segregation of customer assets), risk assessment requirements, financial reporting (including an independent audit), and recordkeeping requirements.

Other Requirements

Broker-dealers are subject to a host of other rules and requirements including: mandatory arbitration, submitting for SEC and FINRA examinations, maintain and reporting information on the broker-dealers affiliates (in our case, this includes the parent organization as well as the other subsidiaries), following electronic media and communication guidelines as well as maintaining an AML program.

FINRA Requirements

Since our subsidiary became a broker-dealer member of FINRA, our subsidiary has been subject to its supervisory authority and is required to comply with FINRA’s broker-dealer requirements. Some of those rules are also applicable to the company itself, as an entity associated with the broker-dealer. These requirements include many similar requirements to those of the SEC, and in many cases are broader in scope and provide more specificity. FINRA also has rules regarding conduct, compliance and codes of procedure. For instance, FINRA members must comply with NASD's Rules of Fair Practice, which broadly speaking requires broker-dealers to observe high standards of commercial honor and just and equitable principles of trade in conducting their business. There are also rules that relate to use of manipulative, deceptive or other fraudulent devices, suitability, payments to unregistered persons, know your customer, supervision of our employees and responsibilities related to associated persons, financial soundness, recordkeeping, maintaining procedures, arbitration for customer disputes, AML and submitting to ongoing supervision. We are also required to undertake due diligence investigations with respect to Regulation A and Regulation D offerings.

Liability

Under our arrangements that do not use the services of our broker-dealer subsidiary, Section 12(a)(2) of the Securities Act, which applies to Regulation A, imposes liability for misleading statements not only on the issuers of securities but also on “sellers,” which includes brokers involved in soliciting an offering. Rule 10b-5 under the Exchange Act generally imposes liability on persons who “make” or disseminate misleading statements. Currently, the information presented on our platform is drafted by the issuers themselves. Additional liability may arise from as-yet untested provisions such as Section 9(a)(4) of the Exchange Act, discussed above.

Broker-dealers are subject to heightened standards of liability. Not only do we have potential liability under Section 12(a)(2) but we also are subject to liability under Rule 10b-5. Broker-dealers may also be subject to liability for failure to comply with SEC and FINRA requirements, including claims that we can be held liable for the behavior of our agents (control person liability), claims regarding unsuitable recommendations, violations of margin rules, breach of contract, common law claims of fraud and various claims under state laws.

Regulation S

Regulation S provides that the registration requirements of the Securities Act do not apply to offers and sales of securities that occur outside the United States. Regulation S provides safe harbors that provide specific conditions for transactions so that the transactions will be deemed to occur outside the United States, including the imposition of “distribution compliance periods” during which securities may not be resold or transferred to “US persons”. The distribution compliance periods vary accordingly to whether the issuer of securities is a domestic or foreign company and whether or not the issuer’s securities are registered under the Exchange Act and subject to ongoing reporting obligations thereunder. The securities that we are most likely to host on our platform in Regulation S offerings are those of non-reporting US issuers, whose equity securities are subject to a one-year distribution compliance period, and whose non-equity securities are subject to a 40-day distribution compliance period. During the distribution compliance period, purchasers of the securities are required to certify that they are not US persons, and agree to resell only to non-US persons. Securities professionals are required to deliver confirmations to buyers of securities stating that these resale restrictions apply to the buyers. Disclosure of these restrictions are also required to be made in selling materials and on the securities themselves. “US persons,” are defined in Regulation S, which includes natural persons resident in the United States, partnerships and companies organized under US law, estates and trusts of which administrators, executors or trustees are US persons, discretionary accounts held by a US fiduciary for US persons, non-discretionary accounts held for the benefit of US persons, and certain foreign partnerships and companies created by US persons. These conditions may require limiting access to campaign pages to non-U.S. based internet addresses.

Issuers that rely on Regulation S are still required to comply with the requirements of the jurisdiction in which their securities are sold.

Operation of ATSs

The ATS must be operated by a broker-dealer. Our broker-dealer, StartEngine Primary, is governed by the rules regulating broker-dealer trading systems. Regulation ATS includes provisions that govern the operations an ATS such as those that relate to fees charged, fair access to the trading system, system requirements (capacity, integrity and security), display of orders and capacity to execute those orders, recordkeeping and reporting, and establishing procedures including related to confidentiality of trading information, among other things.

Operating an ATS, means that we also need to ensure compliance with relevant state laws, referred to as blue sky requirements. While states are preempted from regulating many facets of initial offerings (e.g., in Regulation A and Regulation Crowdfunding), secondary offerings, the type that will occur on our ATS, are not pre-empted under state laws. Therefore, even though a security may be freely tradeable under federal laws, our ATS and issuers will need to comply with the blue sky requirements as well.

Transfer Agent Regulations

As a registered transfer agent, we are required to comply with all applicable SEC rules, which predominantly includes the rules under Section 17A(c) of the Exchange Act. The requirements for transfer agents include:

·	minimum performance standards regarding tracking, recording and maintaining the official record of ownership of securities of a company and related recordkeeping and reporting rules;

·	timely and accurate creation of records for security holders; and

·	related safeguards and data security requirements for fraud prevention.

In addition, we must comply with various state corporate and securities laws as well as provisions of the Anti-Money Laundering (AML) regulations, Office of Foreign Assets Regulations (OFAC) and the Foreign Account Tax Compliance Act (FATCA).

Intellectual Property

We have a trademark for “StartEngine” in the United States. We do not own any patents; however, we have our own proprietary source code that we use in operating our platform. We also have a patent pending covering peer to peer trading.

Litigation

To the knowledge of the company, the company is not a party to any material legal proceedings nor, to the company’s knowledge, are any such proceedings contemplated by or against the company.

THE COMPANY’S PROPERTY

We do not own any significant property. We are currently working remotely. We a have a service agreement for our office space at 3900 W Alameda Ave., Suite 1200, Burbank, CA 91505. It is a month-to-month agreement.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Operating Results

StartEngine Crowdfunding, Inc. was incorporated on March 19, 2014 in the State of Delaware. The company was originally incorporated as StartEngine Crowdsourcing, Inc., but changed to the current name on May 8, 2014. The company’s revenue- producing activities commenced in 2015 with the effectiveness of the amendments to Regulation A under the Securities Act adopted in response to Title IV of the JOBS Act. Operations expanded in 2016, as Regulation Crowdfunding, adopted in response to Title III of the JOBS Act, went into effect. On June 10, 2019, our subsidiary, StartEngine Primary LLC was approved for membership as a broker-dealer with FINRA.

For 2018 and the earlier part of 2019, our revenues for offerings made under Regulation A were in the form of posting fees, as we were not permitted to collect transaction-based compensation. We generally allowed companies to use one of two fee schemes for posting Regulation A — either a per investor payment or a flat monthly fee. When using the per investor structure, the typical fee per investor was $50 under Regulation A. When using the flat monthly fee, under both Regulation A, companies could pay a $20,000 to $30,000 monthly posting fee. For some transactions, flat fees were negotiated on the basis of the expected investor volume. Since StartEngine Primary has been approved as a broker-dealer, from June 2019, in lieu of the previous fee arrangement, Regulation A offerings are subject to a commission ranging between 4% and 7% and usually include warrants to purchase shares of the company or securities identical to the offering. The amount of commission is based on the risks and other factors associated with the offering. In 2019 and 2020, we received a minimal amount of revenues from services related to Regulation D offerings.

In Regulation Crowdfunding offerings, our funding portal subsidiary is permitted to charge commissions to the companies that raise funds on our platform. We typically charge 6% to 10% under Regulation Crowdfunding offerings for our platform fees. In addition, we charge additional fees to allow investors to use credit cards. We also generate revenue from services, which include a consulting package called StartEngine Premium priced at $10,000 to help companies who raise capital with Regulation Crowdfunding, digital advertising services branded under the name StartEngine Promote for an additional fee, as well as transfer agent services marketed as StartEngine Secure. We additionally charge a $1,000 fee for certain amendments we file on behalf of companies raising capital with Regulation Crowdfunding as well as fees to run the required bad actor checks for companies utilizing our services.

2020 Compared to 2019

The following summarizes the results of our operations for the fiscal year ended December 31, 2020 (“Fiscal 2020”) as compared to the fiscal year ended December 31, 2019 (“Fiscal 2019”).

Year ended December 31,

	2020	2019	$ Change
Revenues	$12,574,218	$4,323,791	$8,250,427

Cost of revenues	3,406,397	2,106,293	1,300,104

Gross profit	9,167,821	2,217,498	6,950,323

Operating expenses:
General and administrative	5,170,697	2,713,362	2,457,335
Sales and marketing	5,177,254	2,561,009	2,616,245
Research and development	1,309,444	749,630	559,814
Change in fair value of warrants received for fees	29,010	176,483	(147,473)
Impairment in value of shares received for fees	51,231	35,198	16,033
Total operating expenses	11,737,636	6,235,682	5,501,954

Operating loss	(2,569,815)	(4,018,184)	1,448,369

Other expense (income), net:
Other expense (income), net	35,973	(18,397)	54,370
Total other expense (income), net	35,973	(18,397)	54,370

Loss before provision for income taxes	(2,605,788)	(3,999,787)	1,393,999

Provision for income taxes	18,613	13,167	5,446

Net loss	(2,624,401)	(4,012,954)	1,388,553
Less: net loss attributable to noncontrolling interest	(40,041)	-	(40,041)
Net loss attributable to stockholders	$(2,584,360)	$(4,012,954)	$1,428,594

Revenues

Our revenues during Fiscal 2020 were $12,574,218, which represented an increase of $8,250,427 from revenues in the same period in 2019. The following are the major components of our revenues during Fiscal 2020 and Fiscal 2019:

	2020	2019	$ Change
Regulation Crowdfunding platform fees	$6,279,099	$2,593,015	$3,686,084
Reg A Posting Fees and Commissions	4,315,534	447,792	3,867,742
StartEngine Premium	741,394	622,654	118,740
StartEngine Secure	321,037	159,201	161,836
StartEngine Promote	470,374	127,324	343,050
Other service revenue	446,780	373,805	72,975

Total Revenues	$12,574,218	$4,323,791	$8,250,427

The increase in total revenues in Fiscal 2020 as compared to Fiscal 2019 is primarily due to the following:

·	Increase in Regulation Crowdfunding platform fees of $3,686,084 due primarily to higher average amounts raised by issuers in Regulation Crowdfunding offerings.

·	Increase in fees related to Regulation A posting fees and commissions of $3,867,742 due primarily to the company’s transitioning during 2019 to becoming a broker-dealer and the commissions we received for our Regulation A services.

·	Increase in StartEngine Premium revenue of $118,740 due primarily to an increase in the number of issuers on our platform during 2020, as well as refunds that were issued during 2019 as the company adopted more selective criteria to narrow the scope of potential issuers on its platform.

·	Increase in StartEngine Secure and StartEngine Promote of $161,836 and $343,050, respectively, related to the higher volume of issuers using our services.

·	Increase in other service revenue of $72,975, related to the increase in ancillary services and fees due to higher investment volume.

Cost of Revenues

Our cost of revenues during the Fiscal 2020 were $3,406,397, which represented an increase of $1,300,104 from the amounts during the same period in 2019. Overall, cost of revenues increased due to the increase in the underlying revenue activity. Our gross margin in 2020 improved to 73% as compared to 51% in 2019. This margin improvement is due an increase in revenue from services with high margins, including Regulation Crowdfunding platform fees, posting fees and commissions, and StartEngine Premium, while at the same time we were able to negotiate lower rates for some of our variable cost of revenues.

Operating Expenses

Our total operating expenses during Fiscal 2020 amounted to $11,737,636, which represented an increase of $5,501,954 from the expenses in the same period in 2019. The increase in operating expenses is primarily due to an increase in general and administrative expenses of $2,457,335 and sales and marketing expenses of $2,616,245. General and administrative expenses increased due to increased payroll and bonuses for administrative staff, and hiring more consultants. Sales and marketing expenses increased primarily due to increased payroll and bonus expenses of approximately $1,684,584 due to increased headcount and the payment of bonuses related to the improved operating results during 2020, higher consulting expenses of approximately $319,498 primarily due to our contract with Kevin O’Leary, as well as an increase in stock-based compensation costs related to sales and marketing employees of approximately $869,799.

Other Expenses, net

Our other expenses, net during 2020 amounted to $35,973, which primarily represented losses on marketable securities during the period of $55,947. During the same period in 2019 our other income, net was $18,397.

Net Loss

As a result of the foregoing, our net loss attributable to stockholders was $2,584,360 for 2020 compared to $4,012,954 for 2019.

Liquidity and Capital Resources

We do not currently have any outstanding loans or available credit facilities. As of December 31, 2020, we had cash of $18,539,384 and marketable securities of $4,054,542. To date, our activities have been funded from the sale of preferred stock, a Regulation A offering, and revenues generated from our operations.

We believe that with the funds from our regulation A offerings, we will have the capital available to sufficiently fund our operations until we begin to generate positive cash flows from operations. Depending on the amount raised in future equity offerings, we may need to raise additional funds, either in other securities offerings or from banks or other lenders. We do not currently have access to any line of credit or other sources of bank funding.

We currently have no material commitments for capital expenditures.

Cash Flows

As of December 31, 2020, we had cash of $18,539,384 as compared to $2,200,337 as of December 31, 2019. The following summarizes our cash flow activities for 2020 and 2019.

	2020	2019	Change
Net cash used in operating activities	$(744,276)	$(2,758,779)	$2,014,503
Net cash provided by (used in) investing activities	$(3,810,878)	$1,025,100	$(4,835,978)
Net cash provided by financing activities	$20,894,201	$3,366,641	$17,527,560

Cash used in operating activities was $744,276 in 2020, as compared to $2,758,779 in 2019. The lower cash used in operations was primarily due a lower net loss incurred in 2020 as compared to 2019, as well as an increase in accrued liabilities as of December 31, 2020 as compared to the previous year.

Cash used by investing activities was $3,810,878 in 2020, as compared to cash provided of $1,025,100 in 2019.

Cash provided by financing activities was $20,894,201 in 2020, as compared to $3,366,641 in 2019.

Trend Information

We are operating in a new industry and there is a level of uncertainty about how fast the volume of activity will increase and how future regulatory requirements may change the landscape. For those reasons and because we are still in the infancy of these new regulations, we expect to continue to incur losses until such time that the volume of Regulation A and Regulation Crowdfunding offerings and the investments into those offerings generates sufficient revenues to cover our costs.

In April 2020 we received approval to operate an alternative trading system (“ATS”). We have launched our ATS, but to date, we have been the only company quoted on it. We expect increased costs due to technology and operations related to the operation of our ATS. We anticipate operating the ATS will initially increase our overall expenses by $50,000 per month. Further, we anticipate receiving increased revenue related to offerings under Regulation A.

In 2020, we also saw the impact of COVID-19. Further, since COVID-19 we have been generally working from home and we have seen an increase in the amounts of investments through our crowdfunding platform and broker-dealer. Further, we are generally expecting customer demand to increase as access to traditional capital has decreased and companies are being forced to turn to alternative sources for capital, including crowdfunding. That said, depending on the overall length of the disruption and the severity of the impact on the financial markets this trend may be prove to temporary. The ultimate financial impact on us cannot be reasonably estimated at this time.

In March 2021, the annual cap for Regulation Crowdfunding offerings was increased to $5 million. In 2021, we are also, working to increase the breadth of our offerings include working on offerings through StartEngine Assets (see, “Our Business – Principal Products and Services – Services under Development”) and expanding the use of our ATS.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

As of July 1, 2021, our  directors, executive officers and significant employees were as follows:

Name	Position	Age	Term of Office (if indefinite, give date appointed)	Approximate hours per week (if part- time)/full-time
Executive Officers:
Howard Marks	CEO	58	January 1, 2014, Indefinitely	Full-time
Johanna Cronin	Chief Marketing Officer	32	March 2014, Indefinitely	Full-time

Directors:
Howard Marks	Director	58	April 17, 2014, Indefinitely
Ronald Miller	Director and Chairman	58	April 17, 2014, Indefinitely

Significant Employees:
N/A

Howard Marks, Co-founder, CEO and Director

Howard Marks is one of our co-founders and has served as our CEO since January 1, 2017. From our founding in March 2014 until December 2016, Howard served as our Executive Chairman. Howard founded StartEngine, an unrelated entity, in November 2011 as a startup accelerator with the mission to help make Los Angeles a top tech entrepreneurial city. In March 2014, Howard and Ron Miller founded the company as an equity crowdfunding platform. Howard was the founder and CEO of Acclaim Games, a publisher of online games now part of The Walt Disney company. Before Acclaim, Howard was the Chairman of Activision Studios from 1991 until 1997. As a former Board Member and Executive Vice-President of video-game giant Activision, he and a partner took control in 1991 and turned the ailing company into the $20 billion market cap video game industry leader. As a games industry expert, Howard built one of the largest and most successful games studios in the industry, selling millions of games. Howard is the 2015 "Treasure of Los Angeles" recipient, awarded for his work to transform Los Angeles into a leading technology city. Howard is a member of Mayor Eric Garcetti's technology council. Howard has a Bachelor of Science in Computer Engineering from the University of Michigan. He is bilingual and is a triple national of the United States, United Kingdom, and France.

Ronald Miller, Co-founder and Executive Chairman

Ron Miller is the executive chairman and cofounder of StartEngine. Ron served as our CEO and a director since our founding in March 2014 until December 2016. On January 1, 2017, Ron became our executive chairman. He is also currently the founder of the Disability Group Inc., and has served as its CEO since 2004. When Howard and Ron initially met in the fall of 2013, they recognized that the JOBS Act represented the greatest advancement for entrepreneurship in a generation. From direct experience as entrepreneurs, they recognized that the key to bringing new technologies and innovations to market required capital that is not readily available. As a serial start-up entrepreneur, Ron immediately went into action to advocate for SEC rulemaking to give life to the JOBS Act, raise the initial capital and built a leadership team to drive the sales and market plan to help StartEngine establish a leadership place in the market.

Prior to StartEngine, Ron founded built and sold five companies through management buyouts, private equity, private investors, and public markets. He was also nominated as a four-time Inc.500/5000 award recipient and was Ernst & Young entrepreneur of the year award finalist. As the executive chairman, Ron brings his deep experience as a leader and strategist to the company.

Johanna Cronin, Chief Marketing Officer

Johanna Cronin is the Chief Marketing Officer at StartEngine and is the sole manager of our subsidiary StartEngine Assets LLC. She was the first employee and began working for StartEngine in 2014. Prior to that she served as an SEM analyst, managing paid media budgets and purchasing media placements for small businesses, for Dex Media, Inc. from March 2012 until March 2014. Johanna received her Bachelor of Arts from Northwestern University, where she was a psychology major with a Spanish minor.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

The tables below show, as of July 7, 2021, the security ownership of the company’s directors, executive officers owning 10% or more of the company’s voting securities and other investors who own 10% or more of the company’s voting securities.

Name	Capacities in which compensation was received	Cash compensation ($)		Other compensation ($)(1)		Total compensation ($)
Howard Marks	Chief Executive Officer	$906,646	(3)		$(2)	$906,646	(3)
Johanna Cronin	Chief Marketing Officer	$425,849	(3)		$(2)	$425,849	(3)

(1)	The executives also received medical and health benefits, generally available to all salaried employees.

(2)	On December 16, 2020, options for 100,000 shares were granted to Mr. Marks under the 2015 Equity Incentive Plan and options for 25,000 shares were granted to Ms. Cronin under the 2015 Equity Incentive Plan vested, which one-fourth will vest on December 16, 2021, and the remaining options will vest monthly over the following three years.

(3)	Includes bonuses paid with respect to the 2019 and 2020 fiscal years.

In 2020, neither of our two directors received compensation in their capacity as directors.

SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN STOCKHOLDERS

The tables below show, as of July 7, 2021, the security ownership of the company’s directors, executive officers owning 10% or more of the company’s voting securities and other investors who own 10% or more of the company’s voting securities.

Title of class	Name and address of beneficial owner	Amount and nature of beneficial ownership	Amount and nature of beneficial ownership acquirable		Percent of class (2)
Common Stock	Howard Marks (1)(4)	9,288,000	600,000	(5)	30.32%

			10,971,963 Proxy Shares	(6)

			284,788 shares available under stock options	(7)	67.09	%(3)

Common Stock	Miller Family Trust 1/2/96 (1)	3,870,000	300,000	(5)	12.63%
	(Ron Miller)
			142,394 shares available under stock options	(7)	13.88	%(3)

Common Stock	All executive officers and	14,190,000	900,000	(5)	46.32%
	directors as a group (1)
	(including Howard Marks and Ron Miller)		10,971,963 Proxy Shares	(6)

			1,625,801 shares available under stock options	(7)	83.50	%(3)

Common Stock	The Lee Miller Trust UA 09/05/2020 (1)	3,870,000	300,000	(5)	12.63%

			142,394 shares available under stock options	(7)	13.88	%(3)
Preferred Stock	Howard E. Marks Living Trust U/A Dated 12/21/2001 (Howard Marks) (1)	600,000			2.87%

Preferred Stock	Miller Family Trust 1/2/96 (Ron Miller) (1)	600,000			1.43%

Preferred Stock	SE Agoura Investment LLC 333 South Grand Avenue Suite 1470 Los Angeles, CA 90071 (8)	9,603,072			45.913%

(1)	The address for all the executive officers and directors is c/o StartEngine Crowdfunding, Inc., 3900 W Alameda Ave., Suite 1200, Burbank, California 91505

(2)	Based on 30,631,572 shares of Common Stock, 20,910,222 shares of Preferred Stock outstanding.

(3)	This calculation is the amount the person owns now, plus the amount that person is entitled to acquire. That amount is then shown as a percentage of the outstanding amount of securities in that class if no other person exercised their rights to acquire those securities. The result is a calculation of the maximum amount that person could ever own based on their current and acquirable ownership, which is why the amounts in this column may not add up to 100% for each class.

(4)	These shares are held by Howard E. Marks Living Trust U/A Dated 12/21/2001 (Howard Marks) and does not include the 1,032,000 shares held by the Marks Irrevocable Trust for the benefit of Mr. Marks’ family.

(5)	Shares acquirable through conversion of Preferred Stock.

(6)	The Proxy Shares are the shares of Common Stock sold in the Regulation A offerings and the some of the prior Regulation Crowdfunding offerings, that Mr. Marks as CEO, has voting control over pursuant to the subscription agreement governing that offering.

(7)	The options were granted under the 2015 Equity Incentive Plan.

(8)	SE Agoura Investment LLC is beneficially owned by Aubrey Chernick.

INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

None.

SECURITIES BEING OFFERED

General

StartEngine is offering Common Stock to investors in this offering. Investors in Common Stock in this offering will be required to sign an irrevocable proxy, which will restrict their ability to vote. The proxy will remain in effect until the company’s sale of its Common Stock in a firm commitment underwritten public offering pursuant to a registration statement under the Securities Act. Investors in our previous offering of Common Stock under Regulation A were also required to grant a proxy on the same terms.

The following descriptions summarize important terms of our capital stock. This summary does not purport to be complete and is qualified in its entirety by the Sixth Amended and Restated Certificate of Incorporation and the Amended and Restated Bylaws, drafts of which have been filed as Exhibits to the Offering Statement of which this Offering Circular is a part. For a complete description of StartEngine’s capital stock, you should refer to our Sixth Amended and Restated Certificate of Incorporation and our Bylaws, as amended and restated, and applicable provisions of the Delaware General Corporation Law.

StartEngine’s authorized capital stock consists of 75,000,000 shares of Common Stock, $0.00001 par value per share, and 25,950,000 shares of Preferred Stock, $0.00001 par value per share, of which 10,650,000 shares are designated as Series Seed Preferred Stock, 10,350,000 shares are designated as Series A Preferred Stock, and 4,950,000 shares that will be designated Series T Preferred Stock.

As of July 7, 2021, the outstanding shares of StartEngine included: 30,574,821 shares of Common Stock, 10,650,000 shares of Series Seed Preferred Stock, 9,762,783 shares of Series A Preferred Stock, and 429,939 shares of Series T Preferred Stock.

Common Stock

Dividend Rights

Holders of Common Stock are entitled to receive dividends, as may be declared from time to time by the board of directors out of legally available funds, unless a dividend is paid with respect to all outstanding shares of Preferred Stock in an amount equal or greater than the amount those holders would receive on an as-converted basis to Common Stock. We have never declared or paid cash dividends on any of our capital stock and currently do not anticipate paying any cash dividends after this offering or in the foreseeable future.

Voting Rights

Each holder of Common Stock is entitled to one vote for each share on all matters submitted to a vote of the stockholders, including the election of directors, but excluding matters that relate solely to the terms of a series of Preferred Stock. The investors in Common Stock in this offering will be required to grant a proxy to the company’s CEO, described in greater detail below under “Proxy.”

Right to Receive Liquidation Distributions

In the event of our liquidation, dissolution, or winding up, after the payment of all of our debts and other liabilities and the satisfaction of the liquidation preferences granted to the holders of Preferred Stock, the holders of Common Stock and the holders of Preferred Stock (calculated on an as-converted to Common Stock basis) will be entitled to share ratably in the net assets legally available for distribution to stockholders.

Additional Rights and Preferences

Holders of Common Stock have no preemptive, conversion, anti-dilution or other rights, and there are no redemptive or sinking fund provisions applicable to Common Stock.

The Proxy

Holders of Common Stock who purchase their shares in this offering will grant the company a proxy in Section 5 of the Subscription Agreement and agree to allow the company’s CEO to vote their shares on all matters submitted to a vote of the stockholders, including the election of directors. The proxy will be irrevocable and will remain in effect until the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Forum Selection Provision

Section 7 of our Common Stock subscription agreement (which appears as an exhibit to the offering statement of which this offering circular forms a part) provides that any court of competent jurisdiction in the State of California is the exclusive forum for all actions or proceedings relating to the subscription agreement. However, this exclusive forum provision does not apply to actions arising under the federal securities laws.

Preferred Stock

We have authorized the issuance of three series of Preferred Stock, designated Series T Preferred Stock, Series Seed Preferred Stock and Series A Preferred Stock. The Series T Preferred Stock, Series Seed Preferred Stock and Series A Preferred Stock enjoy substantially similar rights, preferences, and privileges.

Dividend Rights

Holders of Preferred Stock are entitled to receive dividends, as may be declared from time to time by the board of directors out of legally available funds. Such dividends are non-cumulative and no right shall accrue to holders of Preferred Stock for undeclared dividends. Unpaid and undeclared dividends shall not bear or accrue interest. Holders of Preferred Stock are entitled to at least their share proportionally (calculated on an as-converted to Common Stock basis) in any dividends paid to the holders of Common Stock. We have never declared or paid cash dividends on any of our capital stock and currently do not anticipate paying any cash dividends after this offering or in the foreseeable future.

Voting Rights

Each holder of Preferred Stock is entitled to one vote for each share of Common Stock issuable upon conversion of the Preferred Stock at the then-effective conversion rate. Fractional votes are not permitted and if the conversion results in a fractional share, it will be rounded to the closest whole number. Holders of Preferred Stock are entitled to vote on all matters submitted to a vote of the stockholders, including the election of directors, as a single class with the holders of Common Stock. Specific matters submitted to a vote of the stockholders require the approval of a majority of the holders of Preferred Stock voting as if their shares had been converted into Common Stock. These matters include any vote to:

·	enter into a transaction or series of related transactions involving a merger or consolidation, or sale, conveyance or disposal of all or substantially of the assets, unless the majority of the voting power in the surviving entity is substantially similar to that before the transaction with substantially the same rights, preferences, privileges and restrictions;

·	modify the rights preferences, privileges and restrictions so as to adversely affect the Preferred Stock;

·	increase the total number of authorized shares of Preferred Stock;

·	authorize or issue, or obligate to issue, any other equity security having a preferences over, or on a parity with the Preferred Stock with respect to dividends, liquidation, redemption or voting;

·	redeem, purchase or otherwise acquire any shares of Common Stock or Preferred Stock except as indicated, including the repurchase of shares from employees, directors and officers, and existing contractual rights;

·	declare or pay any dividend on the Common Stock, other than a dividend payable solely in Shares of Common Stock; and

·	amend the Certificate of Incorporation or Bylaws.

Right to Receive Liquidation Distributions

In the event of our liquidation, dissolution, or winding up, holders of Series A Preferred Stock and Series T Preferred Stock are entitled to liquidation preference superior Series Seed Preferred Stock. Collectively, holders of Preferred Stock are entitled to a liquidation preference superior to holders of Common Stock. Liquidation distributions will be first paid to holders of Series A Preferred Stock and Series T Preferred Stock, who will be paid ratably with each other in proportion to their liquidation preference. Holders of Series T Preferred Stock will receive an amount for each share equal to $8.80 per share of Series T Preferred Stock, adjusted for any stock splits, reverse stock splits, stock dividends, and similar recapitalization events (each a “Recapitalization Event”), plus all declared and unpaid dividends and holders of Series A Preferred Stock will receive an amount for each share equal to $1.7182 per share of Series A Preferred Stock, adjusted for any Recapitalization Event, plus all declared and unpaid dividends. The distributions will then go to holders of Series Seed Preferred Stock, who will receive an amount for each share equal to $0.50 per share of Series Seed Preferred Stock, adjusted for any Recapitalization Event, plus all declared and unpaid dividends. Finally, distributions will be payable ratably to holders of Common Stock and Preferred Stock on an as-converted basis. If, upon such liquidation, dissolution or winding up, the assets and funds that are distributable to the holders of Series A Preferred Stock and Series Seed Preferred Stock are insufficient to permit the payment to such holders of the full amount of their respective liquidation preference, then all of such assets and funds will be distributed ratably first among the holders of the Series A Preferred Stock in proportion to the full preferential amounts to which they would otherwise be entitled to receive, and then any remaining amounts to Series Seed Preferred Stock in proportion to the full preferential amounts which they would otherwise be entitled to receive.

Conversion Rights

Preferred Stock is convertible into Common Stock voluntarily and automatically. Each share of Preferred Stock is convertible at the option of the holder of the share at any time prior to the closing of a liquidation event. Each share of Preferred Stock is currently convertible into one share of Common Stock, but such conversion rate may be adjusted pursuant to the anti-dilution rights of the Preferred Stock set forth in Section 3(d) of the Sixth Amended and Restated Certificate of Incorporation.

Additionally, each share of the Preferred Stock will automatically convert into Common Stock (i) immediately prior to the closing of a firm commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 where the per share offering price is at least the minimum share price (as adjusted for Recapitalization Events) and our aggregate proceeds are greater than or equal to $15,000,000 or (ii) by a vote by a majority of holders of Preferred Stocks. The “minimum share price” is $8.59 for shares of Series Seed Preferred Stock and shares of Series A Preferred Stock and $8.80 for shares of Series T Preferred Stock. Preferred Stock converts into the same number of shares of Common Stock regardless of whether converted automatically or voluntarily.

Drag Along Rights

Holders of Preferred Stock are subject to a drag-along provision, pursuant to which each holder of Preferred Stock agrees that, in the event that the company’s Board, the holders of a majority of the company’s voting stock vote, and the holders of a majority of Common Stock issued or issuable upon conversion of Preferred Shares vote in favor of a sale of the company, then such holder of Preferred Stock and Howard E. Marks Living Trust U/A Dated 12/21/2001 (Howard Marks), Marks Irrevocable Trust, and Miller Family Trust 1/2/96 (Ron Miller) (each a “Key Holder”) will vote in favor of the transaction if such vote is solicited, refrain from exercising dissenters’ rights with respect to such sale of the company, and deliver any documentation or take other actions reasonably required. The drag-along provision is set forth in the Amended and Restated Investors’ Rights Agreements for holders of Series A Preferred Stock and Series Seed Preferred Stock and in their respective subscription agreements for holders of Series T Preferred Stock.

Right of First Refusal, Participation and Tag Along Rights

Under the Amended and Restated Investors’ Rights Agreement (for holders of Series A Preferred Stock and Series Seed Preferred Stock) and under the Subscription Agreement (for holders of Series T Preferred Stock), holders of at least 300,000 shares of Preferred Stock (as adjusted for recapitalization events) at the time of the event are entitled to a right of first refusal if we propose to issue new shares of capital stock (subject to certain exceptions). Holders of Common Stock and holders of fewer than 300,000 shares of Preferred Stock do not enjoy such rights. All holders of Series A Preferred Stock and Series Seed Preferred Stock are entitled to tag along rights if any Key Holder proposes to sell any of their respective holdings. All holders of Preferred Stock are entitled to participation rights in certain future offerings.

ONGOING REPORTING AND SUPPLEMENTS TO THIS OFFERING CIRCULAR

We will be required to make annual and semi-annual filings with the SEC. We will make annual filings on Form 1-K, which will be due by the end of April each year and will include audited financial statements for the previous fiscal year. We will make semi-annual filings on Form 1-SA, which will be due by September 28 each year, which will include unaudited financial statements for the six months to June 30. We will also file a Form 1-U to announce important events such as the loss of a senior officer, a change in auditors or other specified matters. We will be required to keep making these reports unless we file a Form 1-Z to exit the reporting system, which we will only be able to do if we have less than 300 stockholders of record and have filed at least one Form 1-K.

If this offering extends beyond 12 months from qualification, at least every 12 months, we will file a post-qualification amendment to the Offering Statement of which this Offering Circular forms a part, to include the company’s recent financial statements.

We may supplement the information in this Offering Circular by filing a Supplement with the SEC.

All these filings will be available on the SEC’s EDGAR filing system. You should read all the available information before investing.

STARTENGINE CROWDFUNDING, INC.

STARTENGINE CROWDFUNDING, INC.

CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2020 and 2019

Together with Independent Auditors’ Report

INDEPENDENT AUDITORS’ REPORT

To the Board of Directors and Stockholders

StartEngine Crowdfunding, Inc.

Report on the Consolidated Financial Statements

We have audited the accompanying consolidated financial statements of StartEngine Crowdfunding, Inc. and subsidiaries (collectively the “Company”) which comprise the consolidated balance sheets as of December 31, 2020 and 2019, and the related consolidated statements of operations, stockholders’ equity, and cash flows for the years then ended, and the related notes to the consolidated financial statements.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of StartEngine Crowdfunding, Inc. and subsidiaries as of December 31, 2020 and 2019, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ dbbmckennon

Newport Beach, CA

June 24, 2021, except for the effects of the stock split discussed in Note 1 to the consolidated financial statements, as to which the date is July 12, 2021.

STARTENGINE CROWDFUNDING, INC.

CONSOLIDATED BALANCE SHEETS

	December 31,	December 31,
	2020	2019
Assets
Current assets:
Cash and cash equivalents	$18,539,384	$2,200,337
Marketable securities	4,054,542	309,684
Accounts receivable, net of allowance	751,633	785,440
Other current assets	395,462	423,499
Total current assets	23,741,021	3,718,960

Property and equipment, net	7,986	1,873
Investments - warrants	431,190	61,927
Investments - stock, at cost	1,047,537	75,797
Intangible assets	20,000	20,000
Other assets	43,200	43,200
Total assets	$25,290,934	$3,921,757

Liabilities and Stockholders' Equity
Current liabilities:
Accounts payable	$346,145	$53,810
Accrued liabilities	1,216,417	847,510
Deferred revenue	757,750	471,388
Total current liabilities	2,320,312	1,372,708

Total liabilities	2,320,312	1,372,708

Commitments and contingencies

Stockholders' equity:

Series A Preferred Stock, par value $0.00001, 10,350,000 shares authorized, 9,762,783 issued and outstanding at December 31, 2020 and 2019, liquidation preference of $5,591,471 at December 31, 2020 and 2019.	5,566,473	5,566,473

Series T Preferred Stock, par value $0.00001, 4,950,000 shares authorized, 497,439 and 429,939 shares issued and outstanding at December 31, 2020 and 2019, respectively, liquidation preference of $1,459,154 and $1,261,154 at December 31, 2020 and 2019, respectively.	1,014,922	814,922

Series Seed Preferred Stock, par value $0.00001, 10,650,000 shares authorized, 10,650,000 shares issued and outstanding at December 31, 2020 and 2019, liquidation preference of $1,775,000 at December 31, 2020 and 2019.	1,775,000	1,775,000

Common stock, par value $0.00001, 75,000,000 shares authorized, 30,508,476 and 24,016,413 shares issued and outstanding at December 31, 2020 and December 31, 2019, respectively	305	240

Additional paid-in capital	32,526,503	9,740,266
Subscription receivable	-	(59,672)
Noncontrolling interest	(40,041)	-
Accumulated deficit	(17,872,540)	(15,288,180)
Total stockholders' equity	22,970,622	2,549,049
Total liabilities and stockholders' equity	$25,290,934	$3,921,757

See accompanying notes to consolidated financial statements

STARTENGINE CROWDFUNDING, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

	Years Ended December 31,
	2020	2019
Revenues	$12,574,218	$4,323,791

Cost of revenues	3,406,397	2,106,293

Gross profit	9,167,821	2,217,498

Operating expenses:
General and administrative	5,170,697	2,713,362
Sales and marketing	5,177,254	2,561,009
Research and development	1,309,444	749,630
Change in fair value of warrants received for fees	29,010	176,483
Impairment in value of shares received for fees	51,231	35,198
Total operating expenses	11,737,636	6,235,682

Operating loss	(2,569,815)	(4,018,184)

Other expense (income), net:
Other expense (income), net	35,973	(18,397)
Total other expense (income), net	35,973	(18,397)

Loss before provision for income taxes	(2,605,788)	(3,999,787)

Provision for income taxes	18,613	13,167

Net loss	(2,624,401)	(4,012,954)
Less: net loss attributable to noncontrolling interest	(40,041)	-
Net loss attributable to stockholders	$(2,584,360)	$(4,012,954)

Weighted average loss per share - basic and diluted	$(0.10)	$(0.17)
Weighted average shares outstanding - basic and diluted	27,123,576	22,971,318

See accompanying notes to consolidated financial statements

STARTENGINE CROWDFUNDING, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

	Series A Preferred Stock		Series T Preferred Stock		Series Seed Preferred Stock		Common Stock		Additional Paid-in	Subscription	Accumulated Other Comprehensive	Non controlling	Accumulated
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Capital	Receivable	Loss	Interest	Deficit	Total
Balance at December 31, 2018	9,762,783	$5,566,473	300,000	$500,000	10,500,000	$1,750,000	22,290,930	$223	$5,820,405	$(5,002)	$(34,537)	$-	$(11,240,689)	$2,356,873
Adoption of ASU 2016-01	-	-	-	-	-	-	-	-	-	-	34,537	-	(34,537)	-
Sale of common stock	-	-	-	-	-	-	1,500,075	15	3,702,603	(54,670)	-	-	-	3,647,948
Sale of preferred stock	-	-	129,939	314,922	150,000	25,000	-	-	-	-	-	-	-	339,922
Offering costs	-	-	-	-	-	-	-	-	(676,215)	-	-	-	-	(676,215)
Exercise of stock options	-	-	-	-	-	-	225,408	2	24,984	-	-	-	-	24,986
Stock option compensation	-	-	-	-	-	-	-	-	868,489	-	-	-	-	868,489
Net loss	-	-	-	-	-	-	-	-	-	-	-	-	(4,012,954)	(4,012,954)
Other comprehensive loss	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Balance at December 31, 2019	9,762,783	$5,566,473	429,939	$814,922	10,650,000	$1,775,000	24,016,413	$240	$9,740,266	$(59,672)	$-	$-	$(15,288,180)	$2,549,049
Sale of common stock	-	-	-	-	-	-	6,413,775	64	22,313,539	59,672	-	-	-	22,373,275
Offering costs	-	-	-	-	-	-	-	-	(1,691,713)	-	-	-	-	(1,691,713)
Exercise of stock options	-	-	-	-	-	-	47,916	1	12,638	-	-	-	-	12,639
Sale of preferred stock	-	-	67,500	200,000	-	-	-	-	-	-	-	-	-	200,000
Stock compensation expense	-	-	-	-	-	-	30,372	-	2,151,773	-	-	-	-	2,151,773
Noncontrolling interest	-	-	-	-	-	-	-	-	-	-	-	(40,041)	40,041	-
Net loss	-	-	-	-	-	-	-	-	-	-	-	-	(2,624,401)	(2,624,401)
Balance at December 31, 2020	9,762,783	$5,566,473	497,439	$1,014,922	10,650,000	$1,775,000	30,508,476	$305	$32,526,503	$-	$-	$(40,041)	$(17,872,540)	$22,970,622

See accompanying notes to consolidated financial statements

STARTENGINE CROWDFUNDING, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,
	2020	2019
Cash flows from operating activities:
Net loss	$(2,624,401)	$(4,012,954)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	3,961	2,561
Bad debt expense	72,282	170,738
Fair value of warrants received for fees	(398,273)	(34,526)
Fair value of investments - other received for fees	(1,022,971)	(110,995)
Change in fair value of warrant investments	29,010	176,483
Impairment of investments - other received for fees	51,231	35,198
(Gain) loss on marketable securities	55,947	(10,676)
Stock-based compensation	2,151,773	868,489
Changes in operating assets and liabilities:
Accounts receivable	(38,475)	(657,245)
Other current assets	28,036	(17,535)
Accounts payable	292,335	25,868
Accrued liabilities	368,907	679,845
Deferred revenue	286,362	125,970
Net cash used in operating activities	(744,276)	(2,758,779)

Cash flows from investing activities:
Purchase of marketable securities	(5,034,635)	-
Sale of marketable securities	1,233,831	1,043,000
Purchase of property and equipment	(10,074)	(17,900)
Net cash (used in) provided by investing activities	(3,810,878)	1,025,100

Cash flows from financing activities:
Proceeds from sale of common stock	22,313,603	3,647,948
Proceeds from sale of preferred stock	200,000	339,922
Offering costs	(1,691,713)	(646,215)
Subscriptions receivable	59,672	-
Proceeds from exercise of employee stock options	12,639	24,986
Net cash provided by financing activities	20,894,201	3,366,641

Increase in cash and cash equivalents	16,339,047	1,632,962
Cash and cash equivalents, beginning of year	2,200,337	567,375
Cash and cash equivalents, end of year	$18,539,384	$2,200,337

Supplemental disclosures of cash flow information:
Cash paid for interest	$-	$-
Cash paid for income taxes	$12,612	$13,167

See accompanying notes to consolidated financial statements

STARTENGINE CROWDFUNDING, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 – NATURE OF OPERATIONS

StartEngine Crowdfunding, Inc. was formed on March 19, 2014 (“Inception”) in the State of Delaware. The Company was originally incorporated as StartEngine Crowdsourcing, Inc. and changed to the current name on May 8, 2014. The consolidated financial statements of StartEngine Crowdfunding, Inc. (which may be referred to as the "Company," "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The Company’s headquarters are located in West Hollywood, California.

The Company aims to revolutionize the startup financing model by helping both accredited and non-accredited investors invest in private companies on a public platform. StartEngine Crowdfunding, Inc. operates under Title IV of the Jumpstart our Business Startups Act (“JOBS Act”), allowing private companies to advertise the sale of stock to both accredited and non-accredited investors. StartEngine Crowdfunding Inc. has wholly-owned subsidiaries, StartEngine Capital LLC, StartEngine Secure LLC, StartEngine Assets LLC and StartEngine Primary LLC. StartEngine Capital LLC, a funding portal registered with the US Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority (FINRA), operates under Title III of the JOBS Act. StartEngine Secure LLC is a transfer agent registered with the SEC. StartEngine Assets LLC was formed in 2020 to buy, hold and manage assets in various asset classes such as real estate, automobiles, luxury goods and royalty-producing intangible assets. StartEngine Primary LLC was formed in October 2017 and received approval to operate as a registered broker-dealer in July 2019. On April 16, 2020, StartEngine Primary LLC received approval to operate as an alternative trading system. The Company’s mission is to empower thousands of companies to raise capital and create significant amounts of jobs over the coming years.

Stock Split

On July 7, 2021, StartEngine Crowdfunding Inc. split their designated “Common Stock” and “Preferred Stock on a 3 for 1 basis. The total number of shares of Common Stock that the Corporation is authorized to issue was increased to 75,000,000 shares after the split. The total number of shares of Preferred Stock that the Corporation is authorized to issue was increased to 25,950,000 after the split. Accordingly, all share and per share amounts for all periods presented in the consolidated financial statements and notes thereto have been adjusted retroactively, where applicable, to reflect this stock split. See Note 6 for increases to authorized designated Preferred Stock.

Management Plans

The Company’s revenue producing activities commenced in 2015 with the approved start of Title IV of the JOBS Act, which created new rules for Regulation A, and increased since then with the start of Regulation Crowdfunding under Title III of the JOBS Act. Because this is a new industry, there is a level of uncertainty about how fast the volume of activity will increase and how future regulatory requirements may change the landscape. Because there is a level of uncertainty and because we are still in the early stages of these new regulations, the Company is expected to incur losses until such time that the volume of Regulation A and Regulation Crowdfunding campaigns and the investments in those campaigns is sufficient for revenues derived from those campaigns to cover our costs. These factors could indicate substantial doubt about the Company’s ability to continue as a going concern.

During 2020 the Company raised over $20 million which will cover losses for the foreseeable future. We, therefore, believe that any substantial doubt about the Company’s ability to continue as a going concern has been alleviated.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America.

Principles of Consolidation

The consolidated financial statements include the accounts of StartEngine Crowdfunding, Inc.’s wholly-owned subsidiaries, StartEngine Capital LLC, StartEngine Secure LLC, and StartEngine Primary LLC and StartEngine Assets LLC. All significant intercompany balances and transactions have been eliminated in consolidation.

Financial Statement Reclassifications

Certain prior year accounts have been reclassified to conform with the current year presentation.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Significant estimates include the value of marketable securities, the value of stock and warrants received as compensation and collectability of accounts receivable. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company’s assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1- Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2- Include other inputs that are directly or indirectly observable in the marketplace.

Level 3- Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2020. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values. The following are level 1, 2 and 3 assets.

Level 1

Investments: Marketable securities are made up of mutual funds and shares of common stock that are valued based on quoted prices in active markets

Level 2

Investments - warrants (public portfolio): Fair value measurements of warrants of publicly traded portfolio companies are valued based on the Black-Scholes option pricing model. The model uses the price of publicly traded companies (underlying stock price), stated strike prices, warrant expiration dates, the risk-free interest rate and market-observable volatility assumptions based on comparable public company.

Level 3

Investments – stock: The fair value of investments in stock of private companies is based on the cash selling price of the stock sold to third parties. As the stock is not actively traded, the Company considers this financial instrument a Level 3 instrument.

Investments - warrants (private portfolio): Fair value measurements of warrants of private portfolio companies are priced based on a modified Black-Scholes option pricing model to estimate the asset value by using stated strike prices, warrant expiration dates modified to account for estimates to actual life relative to stated expiration, risk-free interest rates, and volatility assumptions based on comparable public companies. Option volatility assumptions used in the modified Black-Scholes model are based on public companies who operate in similar industries as companies in our private company portfolio. For these warrants, the fair value of the underlying stock may be estimated based on recent raises or based on information received from the portfolio company. Certain adjustments may be applied as determined appropriate by management for lack of liquidity.

The following fair value hierarchy table presents information about our assets and liabilities that are measured at fair value on a recurring basis as of December 31, 2020:

	Level 1	Level 2	Level 3	Total
Cash and cash equivalents	$18,539,384	$-	$-	$18,539,384
Marketable securities	4,054,542	-	-	4,054,542
Investments - warrants	-	-	431,190	431,190
	$22,593,926	$-	$431,190	$23,025,116

The following fair value hierarchy table presents information about our assets and liabilities that are measured at fair value on a recurring basis as of December 31, 2019:

	Level 1	Level 2	Level 3	Total
Cash and cash equivalents	$2,200,337	$-	$-	$2,200,337
Marketable securities	309,684	-	-	309,684
Investments - warrants	-	-	61,927	61,927
	$2,510,021	$-	$61,927	$2,571,948

The following table presents additional information about transfers in and out of Level 3 assets measured at fair value on a recurring basis for the year ended December 31, 2020 and 2019:

Investments-
Warrants
Fair value at December 31, 2018	$203,884
Receipt of warrants/stock	34,526
Change in fair value of warrants	(176,483)
Fair value at December 31, 2019	61,927
Receipt of warrants/stock	398,273
Change in fair value of warrants/stock	(29,010)
Fair value at December 31, 2020	$431,190

The following range of variables were used in valuing Level 3 warrant assets during the year ended December 31, 2020 and 2019:

	2020	2019
Expected life (years)	1 - 2.5	1 - 2.5
Risk-free interest rate	0.1% - 0.9%	1.7% - 2.1%
Expected volatility	30% - 225%	30% - 101%
Annual dividend yield	0%	0%

Accounts Receivable

Accounts receivable are recorded at the invoiced amount and are non-interest-bearing. The Company maintains an allowance for doubtful accounts to reserve for potential uncollectible receivables. The allowance for doubtful accounts as of December 31, 2020 and 2019 was $90,691 and $121,183, respectively. Bad debt expense for the year ended December 31, 2020 and 2019 was $72,282 and $170,738, respectively.

Investment Securities

Marketable Securities

Our marketable securities consist of mutual funds and common stock equities that are tradable in an active market. Unrealized gains and losses on available-for-sale securities, net of applicable taxes, are reported as a component of other income, net in the accompanying consolidated statements of operations.

Non-Marketable and Other Securities

Non-marketable and other securities include investments in non-public equities. Our accounting for investments in non-marketable and other securities depends on several factors, including the level of ownership, power to control and the legal structure of the subsidiary making the investment. As further described below, we base our accounting for such securities on: (i) fair value accounting, (ii) equity method accounting, and (iii) cost method accounting.

Investments - Warrants

In connection with negotiated platform fee agreements, we may obtain warrants giving us the right to acquire stock in companies undergoing Regulation A offerings. We hold these assets for prospective investment gains. We do not use them to hedge any economic risks nor do we use other derivative instruments to hedge economic risks stemming from these warrants.

We account for warrants in certain private and public (or publicly traded under the provisions of Regulation A) client companies as derivatives when they contain net settlement terms and other qualifying criteria under ASC 815, Derivatives and Hedging. In general, the warrants entitle us to buy a specific number of shares of stock at a specific price within a specific time period. Certain warrants contain contingent provisions, which adjust the underlying number of shares or purchase price upon the occurrence of certain future events. Our warrant agreements typically contain net share settlement provisions, which permit us to receive at exercise a share count equal to the intrinsic value of the warrant divided by the share price (otherwise known as a “cashless” exercise). These warrants are recorded at fair value and are classified as Investments - warrants on our consolidated balance sheet at the time they are obtained.

The grant date fair values of warrants received in connection with services performed are deemed to be revenue and recognized upon receipt.

Any changes in fair value from the grant date fair value of warrants will be recognized as increases or decreases to investments on our consolidated balance sheets and as a component of operating expenses on our consolidated statements of operations.

In the event of an exercise for shares, the basis or value in the securities is reclassified from Investment - warrants to marketable securities or non-marketable securities, as described below, on the consolidated balance sheet on the latter of the exercise date or corporate action date. The shares in public companies, or companies that trade over-the-counter as allowed by Regulation A, are classified as marketable securities (provided they do not have a significant restriction from sale). Changes in fair value of securities designated as marketable, after applicable taxes, are reported in other income, which is a separate component of stockholders' equity. The shares in private companies without an active trading market are classified as non-marketable securities. Typically, we account for these securities at cost less any impairment.

The fair value of the warrants portfolio is a critical accounting estimate and is reviewed semi-annually. We value our warrants using a modified Black-Scholes option pricing model, which incorporates the following significant inputs, in addition to certain adjustments for general lack of liquidity:

∙	An underlying asset value, which is estimated based on current information available in valuation reports, including any information regarding subsequent rounds of funding or performance of a company.

∙	Stated strike price, which can be adjusted for certain warrants upon the occurrence of subsequent funding rounds or other future events.

∙	Price volatility or risk associated with possible changes in the warrant price. The volatility assumption is based on historical price volatility of publicly traded companies within indices or companies similar in nature to the underlying client companies issuing the warrant.

∙	The expected remaining life of the warrants in each financial reporting period.

∙	The risk-free interest rate is derived from the Treasury yield curve and is calculated based on the risk-free interest rates that correspond closest to the expected remaining life of the warrant on the date of assessment.

Investments - Stock

In connection with negotiated platform fee agreements, the Company obtains shares of stock in its customers. As the stock received from customers have no readily determinable fair values, the Company accounts for this stock received using the cost method, less adjustments for impairment. During the years ended December 31, 2020 and 2019, the Company received stock with a cost of $1,022,971 and $110,995, respectively, as payment for fees. During the year ended December 31, 2020 and 2019, impairment expense related to shares received amounted to $51,231 and $35,198, respectively.

Property and Equipment

Property and equipment are stated at cost. The Company’s fixed assets are depreciated using the straight-line method over the estimated useful life of three (3) to five (5) years. At the time of retirement or other disposition of property and equipment, the cost and accumulated depreciation are removed from the accounts and any resulting gain or loss is reflected in operations.

Intangible Assets

Intangible assets are amortized over their respective estimated lives, unless the lives are determined to be indefinite and reviewed for impairment whenever events or other changes in circumstances indicate that the carrying amount may not be recoverable. The impairment testing compares carrying values to fair values and, when appropriate, the carrying value of these assets is reduced to fair value. Impairment charges, if any, are recorded in the period in which the impairment is determined.

Impairment of Long-Lived Assets

The Company continually monitors events and changes in circumstances that could indicate carrying amounts of long-lived assets may not be recoverable. When such events or changes in circumstances are present, the Company assesses the recoverability of long-lived assets by determining whether the carrying value of such assets will be recovered through undiscounted expected future cash flows. If the total of the future cash flows is less than the carrying amount of those assets, the Company recognizes an impairment loss based on the excess of the carrying amount over the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or the fair value less costs to sell.

Preferred Stock

ASC 480, Distinguishing Liabilities from Equity, includes standards for how an issuer of equity (including equity shares issued by consolidated entities) classifies and measures on its balance sheet certain financial instruments with characteristics of both liabilities and equity.

Management is required to determine the presentation for the preferred stock as a result of the liquidation and conversion provisions, among other provisions in the agreement. Specifically, management is required to determine whether the embedded conversion feature in the preferred stock is clearly and closely related to the host instrument, and whether the bifurcation of the conversion feature is required and whether the conversion feature should be accounted for as a derivative instrument. If the host instrument and conversion feature are determined to be clearly and closely related (both more akin to equity), derivative liability accounting under ASC 815, Derivatives and Hedging, is not required. Management determined that the host contract of the preferred stock is more akin to equity, and accordingly, derivative liability accounting is not required by the Company.

Costs incurred directly for the issuance of the preferred stock are recorded as a reduction of gross proceeds received by the Company, resulting in a discount to the preferred stock.

Dividends which are required to be paid upon redemption are accrued and recorded within preferred stock and accumulated deficit.

Noncontrolling Interest

The Company presents third party minority interests in subsidiaries in accordance with ASC 810, Consolidation. Under that topic, such minority interests are presented on the Company’s balance sheet within the equity section as noncontrolling interest.

Equity Offering Costs

The Company accounts for offering costs in accordance with ASC 340, Other Assets and Deferred Costs. Prior to the completion of an offering, offering costs will be capitalized as deferred offering costs on the balance sheet. The deferred offering costs will be charged to stockholders’ equity upon the completion of an offering or to expense if the offering is not completed. Offering costs of $1,691,713 and $676,215 were charged to stockholders’ equity during the year ended December 31, 2020 and 2020, respectively.

Revenue Recognition

The Company accounts for revenue in accordance with ASC 606, Revenue from Contracts with Customers. ASC 606 contains a framework for analyzing potential revenue transactions by identifying the contract with a customer, identifying the performance obligations in the contract, determining the transaction price, allocating the transaction price to the performance obligations in the contract, and recognizing revenue when (or as) the Company satisfies a performance obligation.

The Company recognizes revenues from Regulation A and Regulation D platform fees at an agreed-upon rate. In 2020 the rate was a percentage of the capital raised. In 2019 the fee was based on the number of new investors subscribed to an offering. Platform fees are paid to the Company from customers’ escrow accounts. For certain Regulation A offerings, the Company earns a portion of its platform fees in warrants or shares. The grant date fair values of shares and warrants received are recognized as revenue when earned. The Company’s performance obligations are satisfied as services are rendered through the duration of the campaign.

Revenues from Regulation Crowdfunding platform fees are recognized at an agreed-upon rate based on the amount invested in an offering. Platform fees are due upon the disbursement of funds from escrow and are paid to the Company from customers’ escrow accounts. The Company’s performance obligations are satisfied as services are rendered through the duration of the campaign.

The Company provides marketing services branded under the name “StartEngine Premium.” In 2019, the fees were invoiced in advance and deferred over three (3) months based on the expected timeline over which services were to be rendered and the Company’s performance obligations are to be satisfied. The expected timeline over which services were to be rendered was an estimate significantly affecting the determination of the timing of revenue, and was evaluated on a periodic basis. Management reviewed campaigns that were outstanding at year end and adjusted for any campaigns that were outside of the normal timeline to defer revenue for these campaigns as deemed necessary. In 2020, the Company changed its business practice to invoice for these services upon an issuer launching a campaign. In addition, under the change in business practice any work product produced by the Company in providing these services would no longer be transferable to the issuer if the issuer declined to launch a campaign with the Company, and thus revenue is recognized at a point-in-time under the this change in practice. If the campaign fails to launch, no amounts are due.

The Company also provides transfer agent services branded under the name “StartEngine Secure” that are deferred over twelve (12) months based on the agreed-upon term for such services and the period over which the Company’s performance obligations are to be satisfied. Payment for StartEngine Secure services are generally paid via customers’ escrow accounts.

The Company offers campaign advertising services branded under the name “StartEngine Promote.” The revenues are earned based on additional investments attributable to the campaign advertising services, and such revenues are recognized throughout the campaign. StartEngine Promote fees are charged to the issuers and are paid to the Company from customers’ escrow accounts. The Company’s performance obligations are satisfied as services are rendered.

The Company hosts periodic events, such as summits, and recognizes revenues from ticket sales and sponsorships. Payments from event attendees and event sponsors received prior to each event are deferred and recognized in revenue once the event occurs.

The Company also provides other bundled professional services, which are recognized as such services are rendered.

The Company’s contracts with customers generally have a term of one year or less. As of December 31, 2020 and 2019, the Company had deferred revenue of $757,750 and $471,388, respectively, related to performance obligations yet to be fulfilled. The Company had no other customer contract assets.

Cost of Revenues

Cost of revenues consists of internal employees, hosting fees, processing fees, and certain software subscription fees that are required to provide services to our issuers.

Research and Development

We incur research and development costs during the process of researching and developing our technologies and future offerings. Our research and development costs consist primarily of non-capitalizable engineering fees for both employees and consultants related to our website and future product offerings, email and other tools that are utilized for client related services and outreach. During the year ended December 31, 2020 and 2019, research and development costs were $1,309,444 and $749,630, respectively.

Stock Based Compensation

In 2020, the Company changed its business practice to invoice for these services upon a Company launching a campaign. It was determined based on historical data, that prior to an issuer having a successful launch, collection of our fees was not reasonably assured and thus any fees invoice would not meet the definition of a contract.

Income Taxes

Income taxes are accounted for in accordance with the provisions of ASC 740, Accounting for Income Taxes. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amounts expected to be realized.

Earnings per Common and Common Equivalent Share

The computation of basic earnings per common share is computed using the weighted average number of common shares outstanding during the year. The computation of diluted earnings per common share is based on the weighted average number of shares outstanding during the year plus common stock equivalents which would arise from the exercise of securities outstanding using the treasury stock method and the average market price per share during the year. Options and convertible preferred stock which are common stock equivalents are not included in the diluted earnings per share calculation for the year ended December 31, 2020 or 2019 since their effect is anti-dilutive. See Note 6 for outstanding stock-options as of December 31, 2020 and 2019.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be credit worthy.  Balances are insured by the Federal Deposit Insurance Corporation up to $250,000.  At times, the Company may maintain balances in excess of the federally insured limits.

At times, the Company may have certain vendors or customers that make up over 10% of the balance at any given time. However, the Company is not dependent on any single or group of vendors or customers, and accordingly, the loss of any such vendors or customers would not have a significant impact on the Company’s operations.

Risks and Uncertainties

The Company’s operations are subject to new laws, regulation and compliance. Significant changes to regulations governing the way the Company derives revenues could impact the company negatively. Technological and advancements and updates as well as maintaining compliance standards are required to maintain the Company’s operations.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in the ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our consolidated financial statements.

NOTE 3 – MARKETABLE SECURITIES AND INVESTMENTS

Marketable Securities

Marketable securities consisted of the following as of December 31, 2020 and 2019:

	December 31,
	2020	2019
Mutual funds
Tax exempt bonds	$-	$133,008
Short term bond index	4,052,687	173,624
Common stock	1,855	3,052
	$4,054,542	$309,684

The Company had $76,991 in losses and $1,547 in gains on mutual funds held for the year ended December 31, 2020 and 2019, respectively.

Investments – Warrants

Equity warrants, as described in Note 2, are equity warrants received for services provided. The warrants are valued on the date they are earned in accordance with revenue recognition criteria and again at each reporting date.

Investments – Stock

Investments - stock, as described in Note 2, consist of shares the Company holds in various companies that launched on its platform received in exchange for services provided. The shares are recorded at cost less any impairment.

NOTE 4 – PROPERTY AND EQUIPMENT

As of December 31, 2020 and 2019, property and equipment consisted of the following:

	December 31, 2020	December 31, 2019
Computer equipment	$16,818	$6,744
Software	3,654	3,654
Total property and equipment	20,472	10,398
Accumulated depreciation	(12,486)	(8,525)
	$7,986	$1,873

Depreciation expense for the year ended December 31, 2020 and 2019 was $3,961 and $2,561, respectively.

NOTE 5 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.

The Company maintains offices on a month-to-month lease. Total rent expense for the year ended December 31, 2020 and 2019 amounted to $299,840 and $332,101, respectively.

NOTE 6 – STOCKHOLDERS’ EQUITY

Preferred Stock

As of December 31, 2020, we had authorized the issuance of 8,650,000 shares of our preferred stock with par value of $0.00001. Of these authorized shares, 3,450,000 were designated as Series A Preferred Stock (“Series A”), 1,650,000 were designated as Series T Preferred Stock (“Series T”), and 3,550,000 were designated as Series Seed Preferred Stock (“Series Seed”).

As described in Note 1, concurrently with a stock split, we have authorized the issuance of 25,950,000 shares of our preferred stock with par value of $0.00001. Of these authorized shares, 10,350,000 are designated as Series A Preferred Stock (“Series A”), 4,950,000 are designated as Series T Preferred Stock (“Series T”), and 10,650,000 are designated as Series Seed Preferred Stock (“Series Seed”).

Series A Preferred Stock

The Series A has liquidation priority over the Series Seed and common stock. In the event of the liquidation, dissolution or winding up of the Company, the Series A shall be entitled to receive, out of the assets of the Company available for distribution to its stockholders, before any payment is made to Series Seed or common stock, liquidation distributions, which will be paid ratably with the Series T in proportion to its respective liquidation preference. Holders of Series A will receive an amount equal to $0.5727 per share, as adjusted, plus all declared and unpaid dividends thereon to the date fixed for such distribution. If upon such event the assets of the Company legally available for distribution are insufficient to permit payment of the full preferential amount, the entire assets available for distribution to stockholders shall be distributed to the holders of the Series A and Series T ratably in proportion to the full preferential amounts for which they are entitled. The Series A votes on an as-converted basis. The Series A is convertible by the holder at any time after issuance at the conversion price, which equates to a one-to-one basis for common stock. The Series A is automatically convertible into common stock upon the earlier of 1) the vote or written consent of at least a majority of the voting power represented by the then outstanding shares of preferred stock or 2) the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, coverts the offer and sale of common stock at an offering price of not less than $2.86  per share, as adjusted, with aggregate gross proceeds to the Company of not less than $15,000,000. In addition, the Series A has various anti-dilution provisions which take into account future sales and issuances of common stock and other dilutive instruments.

Series T Preferred Stock

The Series T have liquidation priority over the Series Seed and common stock. In the event of the liquidation, dissolution or winding up of the Company, the Series T shall be entitled to receive, out of the assets of the Company available for distribution to its stockholders, before any payment is made to Series Seed or common stock, liquidation distributions, which will be paid ratably with the Series A in proportion to its respective liquidation preference. Holders of Series T will receive an amount equal to $2.93  per share, as adjusted, plus all declared and unpaid dividends thereon to the date fixed for such distribution. If upon such event the assets of the Company legally available for distribution are insufficient to permit payment of the full preferential amount, the entire assets available for distribution to stockholders shall be distributed to the holders of the Series A and Series T ratably in proportion to the full preferential amounts for which they are entitled. The Series T votes on an as-converted basis. The Series T is convertible by the holder at any time after issuance at the conversion price, which equates to a one-to-one basis for common stock. The Series T is automatically convertible into common stock upon the earlier of 1) the vote or written consent of at least a majority of the voting power represented by the then outstanding shares of preferred stock or 2) the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, coverts the offer and sale of common stock at an offering price of not less than $2.93  per share, as adjusted, with aggregate gross proceeds to the Company of not less than $15,000,000. In addition, the Series T has various anti-dilution provisions which take into account future sales and issuances of common stock and other dilutive instruments.

During the year ended December 31, 2020, the Company sold 67,500 shares of Series T Preferred Stock for $200,000.

During the year ended December 31, 2019, the Company sold 129,939 shares of Series T Preferred Stock for $314,922.

Series Seed Preferred stock

The Series Seed have liquidation priority over the common stock. In the event of the liquidation, dissolution or winding up of the Company, the Series Seed shall be entitled to receive, out of the assets of the Company available for distribution to its stockholders, after any payment made to Series A and Series T, but before any payment is made to the Company’s common stock, an amount equal to $0.1667  per share, as adjusted, plus all declared and unpaid dividends thereon to the date fixed for such distribution. If upon such event the assets of the Company legally available for distribution are insufficient to permit payment of the full preferential amount, the entire assets available for distribution to stockholders shall be distributed to the holders of Series A and Series T first, then ratably in proportion to the full preferential amounts for which they are entitled to the Series Seed. The Series Seed votes on an as-converted basis. The Series Seed is convertible by the holder at any time after issuance at the conversion price, which equates to a one-to-one basis for common stock. The Series Seed is automatically converted into common stock upon the earlier of 1) the vote or written consent of at least a majority of the voting power represented by the then outstanding shares of preferred stock or 2) the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, converts the offer and sale of common stock at an offering price of not less than $2.86  per share, as adjusted, with aggregate gross proceeds to the Company of not less than $15,000,000. In addition, the Series Seed has various anti-dilution provisions which take into account future sales and issuances of common stock and other dilutive instruments.

Common Stock

As of December 31, we had authorized the issuance of 25,000,000 shares of our common stock with par value of $0.00001. As described in Note 1, concurrently with a stock split, we increased the authorized shares of common stock to 75,000,000.

During the year ended December 31, 2020, the Company sold 6,413,775 shares of common stock through its Regulation A offering. The Company recognized gross proceeds of $22,313,603 and received funds from a subscription receivable of $59,672 related to the sale of these shares in 2019.

During the year ended December 31, 2019, the Company sold 1,500,075 shares of common stock through its Regulation A offering. The Company recognized gross proceeds of $3,702,613 and a subscription receivable of $54,670 related to the sale of these shares. In connection with the offering, the Company recognized offering costs of $676,215 during the year ended December 31, 2019.

Stock Options

In 2015, our Board of Directors adopted the StartEngine Crowdfunding, Inc. 2015 Equity Incentive Plan (the “2015 Plan”).  The 2015 Plan provides for the grant of equity awards to employees, and consultants, including stock options, stock purchase rights and restricted stock units to purchase shares of our common stock.  Up to 7,590,000 shares of our common stock may be issued pursuant to awards granted under the 2015 Plan. The 2015 Plan is administered by our Board of Directors, and expires ten years after adoption, unless terminated earlier by the Board.

The Company valued options granted under the 2015 Plan under ASC 718 using the Black-Scholes pricing model. The granted options in 2020 and 2019 have exercise prices ranging from $1.67 to $4.33,  generally vest over three to four years and expire in ten years. The stock options granted during the year ended December 31, 2020 and 2019 were valued using the Black-Scholes pricing model using the range of inputs as indicated below:

	2020	2019
Expected life (years)	7	6.1
Risk-free interest rate	0.5% - 1.8%	1.6% - 2.5%
Expected volatility	57.8%	50%
Annual dividend yield	0%	0%

The risk-free interest rate assumption for options granted is based upon observed interest rates on the United States government securities appropriate for the expected term of the Company's employee stock options.

The expected term of employee stock options is calculated using the simplified method which takes into consideration the contractual life and vesting terms of the options.

The Company determined the expected volatility assumption for options granted using the historical volatility of comparable public company's common stock. The Company will continue to monitor peer companies and other relevant factors used to measure expected volatility for future stock option grants, until such time that the Company’s common stock has enough market history to use historical volatility.

The dividend yield assumption for options granted is based on the Company's history and expectation of dividend payouts. The Company has never declared or paid any cash dividends on its common stock, and the Company does not anticipate paying any cash dividends in the foreseeable future.

The Company currently recognizes option forfeitures as they occur as there is insufficient historical data to accurately determine future forfeiture rates.

A summary of the Company’s stock option activity and related information is as follows.

			Weighted-
			Average
		Weighted-	Remaining
		Average	Contractual
		Exercise	Life
	Options	Price	(Years)
Outstanding at December 31, 2018	4,375,626	$0.33	7.50
Granted	951,627	2.43
Exercised	(225,408)	0.11
Forfeited/cancelled	(1,066,845)	0.30
Outstanding at December 31, 2019	4,035,000	$0.85	6.77
Granted	3,022,515	3.09
Exercised	(47,916)	0.26
Forfeited/cancelled	(195,000)	0.26
Outstanding at December 31, 2020	6,814,599	$1.86	7.57
Vested and expected to vest at December 31, 2020	6,814,599	$1.86	7.57
Exercisable at December 31, 2020	2,890,938	$0.61	6.40

The weighted average grant date fair values of options granted during the years ended December 31, 2020 and 2019 were $2.11 and $1.22  per option, respectively. During the years ended December 31, 2020 and 2019, employees exercised their vested options to purchase 47,916 and 225,408 shares of common stock, and the Company received aggregate exercise proceeds of $12,638 and $24,986, respectively. The intrinsic value of the options exercised was $129,567 and $504,163 during the years ended December 31, 2020 and 2019, respectively.

Stock option expense for the year ended December 31, 2020 and 2019 was $2,032,280 and $868,489, respectively, and are included within the consolidated statements of operations as follows:

	2020	2019
Cost of revenues	$204,835	$95,048
General and administrative	498,208	385,110
Sales and marketing	1,155,575	285,776
Research and development	173,662	102,555
Total	$2,032,280	$868,489

At December 31, 2020, the total compensation cost related to nonvested awards not yet recognized was approximately $6,300,000 and the weighted-average period over which the total compensation cost related to nonvested awards not yet recognized is expected to be recognized is 2.15 years.

NOTE 7 – INCOME TAXES

For the years ended December 31, 2020 and 2019, the Company only recorded state minimum taxes due to current and historical losses incurred by the Company. The Company’s losses before income taxes consist solely of losses from domestic operations.

On March 27, 2020, the United States enacted the Coronavirus Aid, Relief, and Economic Security Act (“CARES Act”). The Cares Act includes provisions relating to refundable payroll tax credits, deferment of the employer portion of certain payroll taxes, net operating loss carryback periods, alternative minimum tax credit refunds, modifications to the net interest deduction limitations and technical corrections to tax depreciation methods for qualified improvement property. The CARES Act also established a Paycheck Protection Program whereby certain small businesses are eligible for a loan to fund payroll expenses, rent, and related costs.

The Company considered the provisions under the CARES Act and elected not to take advantage of the provisions of CARES Act as the effect of such provisions was not expected to have a material impact on the Company’s results of operations, cash flows and financial statements.

The following table presents the current and deferred tax provision for federal and state income taxes for the years ended December 31, 2020 and 2019.

Reconciliations of the U.S. federal statutory rate to the actual tax rate are as follows for the year ended December 31, 2020 and 2019.

	2020	2019
Tax at Federal Statutory Rate	21.0%	21.0%
State, Net of Federal Benefit	0.7%	5.7%
Meals & Entertainment	-0.2%	0.1%
Stock-based compensation	-12.2%	-4.6%
Other	-1.6%	0.4%
Change in Valuation Allowance	-6.8%	-22.4%
Provision for Taxes	0.9%	0.2%

The components of our deferred tax assets (liabilities for federal and state income taxes consisted of the following as of December 31, 2020 and 2019.

	2020	2019
Net Operating Loss Carryforwards	$3,878,130	$3,505,436
Reserves and Accruals	83,778	279,117
Depreciation & Amortization	1,664	950
Gross Deferred Tax Assets	3,963,572	3,785,503
Valuation Allowance	(3,963,572)	(3,785,503)
Net Deferred Tax Assets	$-	$-

The Company has evaluated the positive and negative evidence bearing upon its ability to realize its deferred tax assets, which are comprised primarily of net operating loss carryforwards and tax credits. Management has considered the Company’s history of cumulative net losses, estimated future taxable income and prudent and feasible tax planning strategies and has concluded that it is more likely than not that the Company will not realize the benefits of its U.S. federal and state deferred tax assets. Accordingly, a full valuation allowance has been established against these net deferred tax assets as of December 31, 2020 and 2019, respectively. The Company reevaluates the positive and negative evidence at each reporting period. The Company’s valuation allowance increased during 2020 by $178,069 primarily due to the generation of net operating loss carryforwards and stock based compensation.

Based on federal tax returns filed or to be filed through December 31, 2020, the Company had approximately $13.7 million in U.S. and $14.4 million in state tax net operating loss carryforwards, which begin to expire in 2034. The 2017 Tax Cuts and Jobs Act (“TCJA”) will generally allow losses incurred after 2017 to be carried over indefinitely, but will generally limit the net operating loss deduction to the lesser of the net operating loss carryover or 80% of a corporation’s taxable income (subject to Section 382 of the Internal Revenue Code of 1986, as amended). Also, there will be no carryback for losses incurred after 2017. Losses incurred prior to 2018 will generally be deductible to the extent of the lesser of a corporation’s net operating loss carryover or 100% of a corporation’s taxable income and be available for twenty years from the period the loss was generated. Losses starting in 2018 do not expire. The CARES Act temporarily allows the Company to carryback net operating losses arising in 2018, 2019 and 2020 to the five prior tax years. In addition, net operating losses generated in these years could fully offset prior year taxable income without the 80% of the taxable income limitation under the TCJA which was enacted on December 22, 2017. The Company has been generating losses since its inception, as such the net operating loss carryback provision under the CARES Act is not applicable to the Company.

The Company files tax returns in the United States and California. The Company is subject to U.S. federal and state tax examinations by tax authorities for years 2017 through present. As of December 31, 2020 and 2019, the Company has recorded no liability for unrecognized tax benefits, interest, or penalties related to federal and state income tax matters and there currently no pending tax examinations. The Company will recognize interest and penalties related to uncertain tax positions in income tax expense

NOTE 9 – SUBSEQUENT EVENTS

During 2021, the Company closed on 93,096 shares of common stock sold through its Regulation A offering. The Company recognized gross proceeds of $383,028.

The Company has evaluated subsequent events that occurred after December 31, 2020 through June 24, 2021. There have been no other events or transactions during this time which would have a material effect on these consolidated financial statements.

See Note 1 for Stock Split.